UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of September 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-12096, 333-13550 and 333-84510, and into each respective prospectus that forms a part of those registration statements.

Deutsche Telekom at a glance.

Key figures

	H1/2002 millions of €	H1/2001 millions of €	Change millions of €	Change %[6]	FY/2001 millions of €
Total revenue	25,754	22,468	3,286	14.6	48,309
Domestic	17,201	17,295	(94)	(0.5)	35,107
International	8,553	5,173	3,380	65.3	13,202
Net (loss)	(3,891)	(349)	(3,542)	n.a.	(3,454)
EBITDA[a]	7,559	8,195	(636)	(7.8)	18,065
Net cash provided by operating activities	6,645	4,719	1,926	40.8	11,934
Investments in property, plant and equipment[b]	3,129	3,797	(668)	(17.6)	9,853
Number of employees at balance sheet date	254,806	245,211	9,595	3.9	257,058

a EBITDA: Results from ordinary business activities plus the financial income (expense), net and amortization of intangible assets and depreciation of property, plant and equipment.

b Investments in property, plant and equipment: Investments minus investments in intangible assets minus investments in financial assets.

	June 30, 2002 millions	Dec. 31, 2001 millions	Change June 30, 2002/ Dec. 31, 2001 %[6]	June 30, 2001 millions	Change June 30, 2002/ June 30, 2001 %[6]
Telephone lines (incl. ISDN channels)	57.3	56.9	0.7	56.7	1.1
Deutsche Telekom (incl. public telephones)	51.1	50.7	0.8	50.4	1.4
AktivPlus customers (tariffs used)	9.7	8.4	15.5	6.8	42.6
T-DSL contracts (marketed)	2.5	2.2	13.6	1.0	150.0
ISDN channels	21.5	20.4	5.4	19.3	11.4
MATAV	2.9	2.9	0.0	2.9	0.0
Slovenske Telekomunikacie	1.5	1.6	(6.3)	1.7	(11.8)
Hrvatske telekomunikacije[1]	1.8	1.7	5.9	1.7	5.9
Mobile communications subscribers					
Majority shareholdings[1,2]	51.6	48.9	5.5	44.6	15.7
of which: T-Mobile Germany	23.3	23.1	0.9	22.1	5.4
of which: T-Mobile UK (One 2 One)[3]	11.1	10.4	6.7	9.4	18.1
of which: VoiceStream/ Powertel	8.0	7.0	14.3	6.0	33.3
of which: T-Mobile Austria (max.mobil.)	2.0	2.1	(4.8)	2.1	(4.8)
of which: RadioMobil	3.1	2.9	6.9	2.2	40.9
of which: Westel (via MATAV)	3.0	2.5	20.0	2.1	42.9
of which: Hrvatske telekomunikacije[1]	1.1	0.9	22.2	0.7	57.1
Proportionate number of subscribers[4]	53.2	50.7	4.9	46.0	15.7
Total number of subscribers[5]	71.5	65.2	9.7	57.3	24.8
T-Online subscribers	11.6	10.7	8.4	9.2	26.1
of which: T-Online (Germany)	9.5	8.8	8.0	7.5	26.7
of which: T-Online France (Club-Internet)	1.0	0.8	25.0	0.7	42.9
of which: Ya.com (Spain)	0.9	0.9	0.0	0.8	12.5
of which: other	0.2	0.2	0.0	0.2	0.0

1 Hrvatske telekomunikacije was not consolidated in the first half of 2001, but is shown here pro forma to facilitate comparison.
2 Number of subscribers of mobile communications companies that are fully consolidated in the Deutsche Telekom group.
3 Including Virgin Mobile.
4 Proportion of subscribers of all associated mobile communications companies pro rata to shareholding. The 25% shareholding in PT Satelindo was sold in the second quarter of 2002. Historical figures have been adjusted.
5 Total number of subscribers of the fully consolidated mobile communications companies and total number of subscribers of minority shareholdings.
6 Percentages calculated in millions and rounded off.

DEUTSCHE TELEKOM AG

HALF-YEAR THROUGH JUNE 30, 2002

Forward Looking Statements

This document contains forward-looking statements that reflect the current views of Deutsche Telekom's management with respect to future events. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for Deutsche Telekom's telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom's control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom's acquisitions; the development of asset values in Germany and elsewhere; the progress of Deutsche Telekom's debt reduction program and the outcome and consequences of Deutsche Telekom's pending strategic review; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in the most recent annual report on Form 20-F filed by Deutsche Telekom with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements.

Deutsche Telekom cannot guarantee that its revenue and income targets for the year 2002 can be achieved. Some aspects of the Group's planning depend on circumstances Deutsche Telekom cannot influence. For a description of some of the factors which might influence Deutsche Telekom's ability to achieve its objectives, please refer to the items "Forward-looking statements" and "Risk factors" in the annual report on Form 20-F/A filed on June 18, 2002.

Operating and Financial Review

You should read the following discussion in conjunction with Deutsche Telekom's annual consolidated financial statements in its annual report on Form 20-F/A as filed on June 18, 2002 and the unaudited condensed consolidated financial statements contained herein, including the notes of each of those financial statements. Those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB – German GAAP), which differ in certain significant respects from U.S. GAAP. For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to Deutsche Telekom and a reconciliation of net income(loss) and total shareholders' equity to U.S. GAAP, see "– Reconciling differences between German GAAP and U.S. GAAP" and note 18 to the unaudited condensed consolidated financial statements included in this filing.

Business Development

Summary

Group revenue increased by 14.6% to EUR 25.8 billion compared with the first half of 2001 (EUR 22.5 billion). Excluding the changes in the composition of the Deutsche Telekom Group, revenue increased by 1.6% to EUR 22.8 billion. Revenue generated outside Germany increased from EUR 5.2 billion in the first half of 2001 to EUR 8.6 billion in the first half of 2002. This represents an increase of around 65.3%. Revenue generated outside Germany therefore amounted to 33% of Group revenue in the first half of 2002 compared to 23% in the same period in the previous year. The U.S. mobile communications companies VoiceStream Wireless Corporation ("VoiceStream") and Powertel Inc. ("Powertel") accounted for EUR 2.8 billion in the first half of 2002 compared with EUR 0.4 billion in the first half of 2001. VoiceStream/Powertel were only consolidated for one month in the first half of 2001 after their acquisition in May 2001. The T-Mobile and T-Online divisions recorded the strongest revenue growth rates in the Group. T-Mobile recorded growth of 61%, T-Online 20%, and T-Com revenue was relatively consistent with the first half of last year. T-Systems' revenue decreased by 3% in the first half of 2002. T-Com contributed 48.6% of Group revenue, T-Mobile 32.7%, T-Systems 15.0%, T-Online 3.1% and the "Other" segment 0.6%.

Revenue by geographic area	Six months ended June 30, 2002	June 30, 2001	Change
	millions of EUR		%
Net revenue	25,754	22,468	14.6
Domestic	17,201	17,295	(0.5)
International	8,553	5,173	65.3
of which: EU countries	3,123	2,886	8.2
of which: Rest of Europe	2,432	1,645	47.8
of which: North America	2,877	474	507.0
of which: Other	121	168	(28.0)

Group EBITDA[1] amounted to EUR 7.6 billion, compared with EUR 8.2 billion in the first half of 2001 or a decrease of 7.2%. Two special influences in the segment "Other" affected EBITDA in the first half of 2002: the segment "Other" contains a net gain (including foreign currency transaction losses due to the exchange rate) of EUR 0.2 billion from the sale of shares in the Indonesian mobile communications provider PT Satelindo and a net loss of EUR 0.4 billion from the sale of shares in France Telecom. There was a positive special influence on EBITDA in the first half of 2001 of EUR 1.0 billion resulting from the sale of Sprint-FON shares, after deduction of consulting and sale costs.

In the first half of 2002, T-Com's EBITDA of EUR 5.0 billion remained at almost the same level as in the first half of 2001. T-Mobile increased its EBITDA by EUR 1.2 billion, or 86.1%, to EUR 2.6 billion in the first half of 2002 compared with the first half of 2001. This is due to the consolidation of VoiceStream/Powertel and RadioMobil, increases in revenue and cost savings. The T-Systems division increased EBITDA by 42.6% to EUR 509 million. EBITDA in the T-Online division continued to develop positively in the first half of 2002, amounting to almost EUR 82 million, compared with negative EUR 52 million in the first half of 2001. EBITDA in "Other" was negative EUR 369 million in the first half of 2002, compared with EUR 1.5 billion in the first half of 2001.

Net loss in the first half of 2002 amounted to EUR 3.9 billion, an increase of EUR 3.5 billion compared with the first half of 2001. This is mainly attributable to increased depreciation and amortization (including goodwill and mobile communications licenses at VoiceStream/Powertel) and new acquisitions. Other factors contributing to the increase in loss were downward valuation adjustments for other investments in non-current securities amounting to EUR 0.1 billion, downward valuation adjustments / book losses on shares held in France Telecom amounting to EUR 0.6 billion and downward valuation adjustments on deferred payments from the sale of the cable business to Callahan and Klesch amounting to EUR 0.3 billion. These were partially offset by positive tax effects of EUR 0.1 billion and the net gain from the sale of shares in Satelindo of EUR 0.2 billion.

The Deutsche Telekom Group expects to post a considerable net loss for the 2002 financial year.

T-Com

Positive development in the systematic upgrade of subscriber lines continued in the first half of 2002. The number of T-ISDN channels increased by 11.4% from 19.3 million at June 30, 2001 to 21.5 million at June 30, 2002. At the same time, the number of analog lines decreased by approximately 4.8% from 31.1 million to 29.6 million. At the end of the first half of 2002, the number of AktivPlus customers had reached approximately 9.7 million. The customer retention achieved as a result is reflected in the stabilization of market shares for call minutes. Growth in the number of new AktivPlus customers slowed in the first half of 2002: 1.3 million new contracts were concluded in the first half of 2002 compared with 2.5 million in the same period of 2001. At the end of the first half of 2002, the number of T-DSL lines marketed had increased to 2.5 million, compared with 1.0 million at June 30, 2001. At the same time, sales of T-DSL in the second quarter of

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1 Deutsche Telekom sees EBITDA as an indicator for the development of its operating activities. Deutsche Telekom defines EBITDA as the results from ordinary business activities plus the net financial income (expense) and amortization and depreciation. EBITDA should not be viewed as an alternative to net income (loss), operating income, net cash provided by operating activities or other financial measures prepared in accordance with German or U.S. GAAP. Since different companies may calculate EBITDA in different ways, Deutsche Telekom's EBITDA may not be directly comparable to similarly titled statistics of other companies.

2002 more than doubled compared with the first quarter of 2002. The number of installed T-DSL lines increased to 2.4 million at the end of the first half of 2002.

A slight decrease in "City" calls (local tariff zone) was partially offset by an increase in the number of call minutes in the tariff zones "Germany" and "World" and call minutes to the mobile communications networks in the first half of 2002 in comparison with the first half of last year. Overall, there was a decrease in the total number of call minutes in the fixed network in the first half of 2002. This was due to the migration of narrowband Internet customers to broadband T-DSL. The total volume of data on the IP platform increased to around 12.6 million Gbytes/month as a result of the shift of minute-based traffic towards IP platform-based data traffic.

MATAV. The number of fixed-network telephone lines operated by MATAV remained stable in the first half of 2002 compared with the first half of 2001, despite the liberalization of the telecommunications market in Hungary. The DSL roll-out was launched successfully. MATAV's mobile communications subsidiary Westel also extended its leadership in Hungary with a market share of 50.7%. The number of mobile communications subscribers increased from 2.1 million at June 30, 2001 by almost 42.9% to 3.0 million at June 30, 2002.

Slovenske Telekomunikacie (ST). The number of telephone lines operated by ST decreased from around 1.7 million at June 30, 2001 to around 1.5 million at June 30, 2002 as a result of the adjustment of access charges made as part of the run-up to market liberalization, and the substitution of the fixed network by mobile communications. Moreover, ST continued to expand its ISDN marketing activities and registered further success with sales of ISDN basic channels.

Hrvatske telekomunikacije (HT). HT successfully completed restructuring into three pillars (fixed network, mobile communications, online) in the first half of 2002. The company's concentration on its core business continued at the same time. In the fixed network, the number of lines increased by 5.9% to 1.8 million at June 30, 2002. The further development of the fixed network in Croatia was driven ahead by the successful marketing of ISDN and the launch of ADSL.

T-Systems

T-Systems' IT unit made progress in a difficult economic environment. The outsourcing segment continues to grow. From the customer's point of view, outsourcing in particular requires no investment, but offers cost and quality advantages. The areas of data and voice were affected by the negative market development in this sector. The consolidation of the data centers and improved procurement conditions contributed to the further optimization of cost structures.

The increasing utilization of the computing centers underscores a positive development at the IT unit. Computing power, measured in millions of instructions per second (MIPS), in the service line Computing Services increased from 84,367 MIPS at the end of the first quarter of 2002 to 86,931 MIPS at the end of the second quarter. This represents an increase of 3.0%. The number of servers was reduced as part of the consolidation of the data centers from 27,515 in the first quarter of 2002 to 27,100. The Desktop Service business continued to develop well as a result of the positive outsourcing trend. The number of desktops serviced increased from around 1.13 million at the end of the first quarter of 2002 to around 1.17 million at the end of the second quarter, an increase of 3.5%. Systems Integration remained stable, in contrast to the general market trend in the comparison of the first and second quarters of 2002. The number of hours billed in the second quarter of 2002, 2.8 million, remained at a level comparable with that of the first quarter.

Developments in T-Systems contracts and projects include:

- the extension by the German subsidiary of the mineral oil group TotalFinaElf of their outsourcing contract, initially for three and a half years.

- the introduction and operation of a new dealer management system for all Mercedes Benz contract dealers in the German-speaking areas on the basis of a further strategic partnership with the English software house Kerridge. A five-year contract has been concluded with the software house for this project.

- the launching of a high-speed network in Ludwigshafen for approximately 100,000 BASF employees to access centrally stored software and data. The contract has a term of two years.

- the connection of networks of police, the fiscal authorities and the regional office for data processing and statistics (*Landesamt für Datenverarbeitung und Statistik*) to create a full infrastructure in the Federal State of North-Rhine Westphalia.

- the participation as a main supplier to GÉANT, a large and powerful research network officially brought online in Brussels.

- the construction of one of the most modern transmission platforms for radio and television for the public broadcaster ARD.

T-Mobile

Deutsche Telekom's mobile communications subsidiaries and affiliates served 71.5 million subscribers at the end of the first half of 2002. The number of proportionate subscribers increased from 50.7 million[1] as of December 31, 2001 to 53.2 million in the first half of 2002.

T-Mobile International AG's mobile communications companies also recorded continued subscriber growth in the second quarter of 2002. The customer acquisition strategy remained focused on the contract subscriber business.

VoiceStream/Powertel was once again the main driver of subscriber growth at T-Mobile in the first half of 2002. Despite a decreased prepay customer base of 166,000 customers in the second quarter of 2002 VoiceStream/Powertel recorded 525,900 net new subscribers (of which 73,200 were from acquisitions of other operators). A particular contributor to this development was the strong growth in the contract segment. VoiceStream/Powertel recorded the best growth in the number of contract subscribers in the company's history in the second quarter of 2002 with 691,700 new contract subscribers (of which 45,000 were from acquisitions of other operators). Monthly ARPU (average revenue per user) decreased from EUR 52 to EUR 51 as a result of the exchange rate between the U.S. dollar and the euro in the second quarter of 2002. Measured in dollars, by contrast, monthly ARPU increased.

T-Mobile further consolidated its market position in Germany with 0.2 million net additions in the first half of 2002. With around 163,000 net additions in the contract segment, T-Mobile Germany is continuing its focus on improving its customer structure. The successful subscriber retention campaigns and the streamlining of the subscriber base led to a reduction in the monthly churn rate to 1.5% at the end of the first six months of 2002. The improvement of the subscriber structure and an increase in the number of call minutes led to an increase in monthly ARPU to EUR 25 at the end of the first six months of 2002.

In the United Kingdom, T-Mobile UK (formerly One 2 One) increased its subscriber base, including subscribers of its 50%-owned Virgin mobil joint venture, by around 0.7 million net additions compared with December 31, 2001. With around 76,000 net additions in the contract segment, T-Mobile UK continued its successful subscriber development of recent quarters. Monthly ARPU increased to EUR 28 in the first half of 2002. Excluding the exchange rate effect, monthly ARPU increased to almost GBP 18 at June 30, 2002.

The number of subscribers served by T-Mobile Austria remained stable compared with the first quarter of 2002 at around 2 million. After streamlining of the subscriber base in the first quarter of 2002, the monthly churn rate was cut in half from 3.6% to 1.8%. As a result of this, monthly ARPU increased by 4.6% to EUR 30.

The focus of T-Mobile International AG's business activities in the first half of 2002 was on profitability. Cumulative investments in property, plant and equipment across all of T-Mobile International AG's majority shareholdings amounted to EUR 1,090 million in the first half of 2002, compared with EUR 1,072 million in the first half of 2001. More than half of the investments in the first half of 2002, around EUR 599 million, related to VoiceStream/Powertel.

Contract subscribers of the T-Mobile International operators in Germany, Austria, the United Kingdom, the U.S. and the Czech Republic have been able to use GPRS in the sister networks in Europe and the U.S. since April 1, 2002. This makes these T-Mobile subsidiaries among the first network operators in the world to offer GPRS roaming between sister companies. GPRS roaming allows T-Mobile subscribers to use

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[1] The 25% stake in the Indonesian company PT Satelindo was sold in the second quarter of 2002. Historical figures have been adjusted accordingly.

all the familiar GPRS functionalities on the move. Thus, subscribers equipped with the appropriate GPRS mobile phone can use WAP services, e-mail and, in connection with a laptop or a PDA, even the mobile Internet outside their home country as they normally would in their home network.

T-Online

T-Online further increased its customer base in the first half of 2002. The international subsidiaries contributed around 220,000 net customer additions to the total number of customers in the first half of 2002. T-Online has migrated more customers to broadband services than any other European provider.

The launch of the T-Zones (t-news, t-finance, t-sports, t-movies, t-games, t-music and t-info) on June 26, 2002 at t-online.de and T-Online-Vision underlines the development of T-Online from a classic Internet service provider to an Internet media network. Linked to this is the development of multi-access, customizable worlds of content.

Other

The Group continues to pursue a strategy to monetize real property holdings. In keeping with this strategy, the company intends to further rationalize its real estate property use and reduce related costs further in the second half of the year. As part of the Group's ongoing monetization strategy, the company is considering sales of additional real property in the second half of 2002. The pace and manner of the implementation of this strategy will depend on a number of factors, including prevailing market conditions within Germany, as well as the demand for the specific types of property that Deutsche Telekom has available.

Furthermore, in the course of portfolio streamlining, shares in France Telecom and the Southeast Asian mobile communications operator Satelindo were sold for a total of EUR 0.6 billion in the six months ended June 30, 2002.

Investigations and Related Legal Proceedings

As previously disclosed, the Bonn public prosecutor is conducting investigations (*Ermittlungsverfahren*) into allegations in the press and elsewhere asserting that the book values recorded by Deutsche Telekom for its real property portfolio and fixed assets in general have been improperly established and maintained under applicable accounting principles, and into whether Deutsche Telekom underpaid its German corporate income and trade taxes because its amortization and depreciation were higher than they should have been as a result of the alleged overstatement. More recently, the Bonn public prosecutor has included within the scope of his investigations allegations made by a small German shareholder that Deutsche Telekom paid consideration for VoiceStream Wireless Corporation in contravention of German corporate law. The Bonn public prosecutor also has commenced investigations into allegations that Deutsche Telekom has overstated charges for its services in bills to its customers in Germany and into allegations that Deutsche Telekom's 2001 stock option plan was excessive and not properly explained to shareholders at the time it was presented for approval.

Deutsche Telekom vigorously disputes the allegations that are the subject of the investigations. The prosecutor's investigations are being conducted with regard to certain individuals, including various current and former members of Deutsche Telekom's management and supervisory boards, and are not directed against Deutsche Telekom itself. Adverse consequences for Deutsche Telekom could follow, however, if any of the individuals who are or who become the subject of the investigation were found to have violated the law.

The prosecutorial investigation into billing overcharges stems from civil litigation commenced in December 2001 before the Bonn district court (*Landgericht Bonn*) by Deutsche Telekom against Communitel, a German cooperative, for non-payment for fixed-line telecommunications services rendered. In response, Communitel claims that, due to alleged errors in Deutsche Telekom's billing system, Deutsche Telekom overcharged it by EUR 26 million. Deutsche Telekom rejects these allegations and intends to litigate this action vigorously. Communitel's situation is not comparable to that of most Deutsche Telekom customers because Communitel entered into a "Business Call 700" contract with Deutsche Telekom and then, despite warnings of impending overload, connected more customers than agreed. If, however, the counterclaims raised by Communitel were determined against Deutsche Telekom, the adverse effects on Deutsche Telekom could be considerable because of the negative inferences for the reliability of Deutsche Telekom's overall German telephone billing system.

Deutsche Telekom is subject to other ongoing litigation, investigations and proceedings, including those described in its annual report on Form 20-F/A, filed on June 18, 2002, and its report on Form 6-K filed on May 28, 2002 with the U.S. Securities and Exchange Commission.

Consolidated Results of Operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto included in this report.

	Six months ended	
	June 30, 2002	June 30, 2001
	millions of EUR	
Net revenue	**25,754**	**22,468**
Changes in inventories and other own capitalized costs	484	453
Total operating performance	**26,238**	**22,921**
Other operating income	1,780	2,551
Goods and services purchased	(6,847)	(6,301)
Personnel costs	(6,498)	(5,706)
Depreciation and amortization	(7,874)	(5,669)
Other operating expenses	(7,114)	(5,270)
Financial expenses, net	(2,930)	(2,164)
Results from ordinary business activities	(3,245)	362
Taxes	(490)	(624)
Loss after taxes	**(3,735)**	**(262)**
Income applicable to minority shareholders	(156)	(87)
Net loss	**(3,891)**	**(349)**
Loss per share	(0.93)	(0.11)

Net Revenue by Reporting Structure

	Six months ended	
	June 30, 2002	June 30, 2001*
	millions of EUR	
T-Com	12,526	12,402
T-Systems	3,869	3,976
T-Mobile	8,412	5,237
T-Online	786	656
Other	161	197
	25,754	22,468

* Net revenue shown under 2001 has been adjusted to reflect the 2002 reporting structure.

Net revenue of the Deutsche Telekom Group amounted to EUR 25.8 billion in the first six months of 2002, representing an increase of EUR 3.3 billion, or 14.6%, over the first six months of 2001. Of this increase, changes in the composition of the Deutsche Telekom Group accounted for EUR 2.9 billion, including EUR 2.3 billion relating to the first-time consolidation of VoiceStream and Powertel starting in June 2001. Without regard to changes in the composition of the Deutsche Telekom Group, revenues increased by EUR 353 million, or 1.6%, from the first six months of 2001 as compared to the first six months of 2002. This increase resulted from increased revenues in the T-Com, T-Mobile and T-Online divisions that were partially offset by decreased revenues in the T-Systems division.

For further information regarding the net revenue of the individual Deutsche Telekom divisions, please see Note 3 to the unaudited condensed consolidated financial statements herein.

Other Operating Income

Other operating income of the Deutsche Telekom Group, which includes gains on sales of investments, amounted to EUR 1.8 billion in the first six months of 2002, representing a decrease of EUR 771 million, or 30.2%, compared to the first six months of 2001. Other operating income for the first six months of 2001 was positively affected by gains from the sale of the Company's Sprint FON shares (EUR 1.0 billion).

Other operating income for the first six months of 2002 was positively affected by the gain of shares in Satelindo (EUR 162 million), after inclusion of foreign currency translation effects.

Goods and Services Purchased

Goods and services purchased amounted to EUR 6.8 billion in the first six months of 2002, representing an increase of EUR 546 million, or 8.7%, compared to the first six months of 2001. Of this increase, EUR 815 million relates to changes in the composition of the Deutsche Telekom Group, principally the acquisitions of VoiceStream/Powertel (EUR 671 million) and Hrvatske telekomunikacije (EUR 91 million). Without regard to the effects of changes in the composition of the Deutsche Telekom Group, goods and services purchased decreased by EUR 269 million, largely as a result of the lower level of terminal equipment purchased, the decrease in revenue from business with domestic carriers (in particular Vodafone) and the more favorable procurement conditions for international network capacities.

Personnel Costs

	Six months ended	
	June 30, 2002	June 30, 2001
	millions of EUR	
Wages and salaries	5,066	4,400
Social security contributions and expenses for pension plans and benefits	1,432	1,306
Personnel costs	**6,498**	**5,706**

Personnel costs amounted to EUR 6.5 billion in the first six months of 2002, representing an increase of EUR 792 million, or 13.9%, compared to the first six months of 2001. Of this increase, EUR 507 million relates to changes in the composition of the Deutsche Telekom Group in the first half of 2002, principally the acquisitions of VoiceStream and Powertel (EUR 422 million) and Hvratske telekomunikacije (EUR 76 million). Without regard to changes in the Deutsche Telekom Group, personnel costs rose by EUR 285 million, or 5.0%, primarily due to the fact that salaries in the growth areas of mobile communications and systems solutions were brought in line with market conditions.

Average Number of Employees

	Six months ended	
	June 30, 2002	June 30, 2001
Civil servants	53,850	57,818
Salaried employees	202,366	175,311
Deutsche Telekom Group	256,216	233,129
Trainees/student interns	9,192	7,383

Depreciation and Amortization

	Six months ended	
	June 30, 2002	June 30, 2001
	millions of EUR	
Amortization of intangible assets	3,124	1,746
of which: UMTS licenses	365	361
of which: U.S. mobile communications licenses	596	99
of which: goodwill	1,716	984
Depreciation of property, plant and equipment	4,750	3,923
Total depreciation and amortization	**7,874**	**5,669**

Depreciation and amortization amounted to EUR 7.9 billion in the first six months of 2002, representing an increase of EUR 2.2 billion, or 38.9%, compared to the first six months of 2001. This was primarily attributable to depreciation and amortization of newly consolidated companies totaling EUR 1.7

billion, principally relating to VoiceStream, Powertel and Hrvatske telekomunikacije. This amount includes goodwill amortization in the amount of EUR 0.7 billion, including goodwill amortization with respect to VoiceStream/Powertel of EUR 627 million.

Amortization for UMTS licenses increased by EUR 4.0 million to EUR 365 million in the first six months of 2002, compared to EUR 361 million the first six months of 2001. Increased amortization was primarily related to foreign currency exchange rate effects.

Depreciation and amortization for the first six months of 2002 included nonscheduled depreciation in the amount of EUR 0.2 billion on Deutsche Telekom's under-sea cables in the North Atlantic/Pacific. No similar amounts relating to under-sea cables were included for the six month period ended June 30, 2001.

Other Operating Expenses

Other operating expenses amounted to EUR 7.1 billion in the first six months of 2002, representing an increase of EUR 1.8 billion, or 35.0%, compared to the first six months of 2001. This increase is mainly attributable to changes in the composition of the Deutsche Telekom Group (EUR 1.2 billion) as well as losses on accounts receivable and the disposition of non-current assets of Deutsche Telekom AG (EUR 0.8 billion). The losses on the disposition of non-current assets related principally to the sale of the investment in France Telecom (EUR 0.4 billion).

Financial Expense, Net

	Six months ended	
	June 30, 2002	June 30, 2001
	millions of EUR	
Financial expense, net	2,930	2,164
of which, net interest expense	2,083	2,082

Net financial expense consists of net interest expense, results related to companies accounted for using the equity method and other investments. Net interest expense amounted to EUR 2.1 billion in the first six months of 2002, which was consistent with the first six months of 2001. Financial loss increased in the first six months of 2001 related to a write down for other than temporary impairment on the net carrying amount of Deutsche Telekom's former stake in France Telecom of EUR 253 million, valuation adjustments of EUR 416 million for other investments in noncurrent securities and for loans to associated companies of EUR 301 million.

Refer to the Liquidity and Capital Resources discussion for further information on our debt.

Taxes

	Six months ended	
	June 30, 2002	June 30, 2001
	millions of EUR	
Income taxes	388	569
Other taxes	102	55
Taxes, total	**490**	**624**

Deutsche Telekom's combined German income tax rate is currently 39%, consisting of German corporate income tax of 25%, trade earnings tax (at an average rate of 17%) and the solidarity surcharge levied at 5.5% on corporate income tax.

Tax expense decreased by 21.5% to EUR 490 million, while the consolidated loss before income taxes increased by EUR 3.6 billion in the first half of 2002 compared to a gain before taxes of EUR 362 million in the first half of 2001. Tax expense did not decrease to the same extent as the loss before taxes, due to the composition of Deutsche Telekom Group's loss before taxes. The increased loss before taxes is mainly attributable to transactions with no tax effect, such as the amortization of goodwill and losses from the disposition of assets. As a consequence, income taxes decreased proportionately less than the consolidated loss before taxes.

Other taxes increased in the six month ended June 30, 2002, mainly as a result of the inclusion of VoiceStream/Powertel, and are principally comprised of capital and property taxes.

Liquidity and Capital Resources

Liquidity

Net cash provided by operating activities. Net cash provided by operating activities in the first half of 2002 amounted to EUR 6.6 billion. This represents an increase of EUR 1.9 billion compared with the first half of 2001. This increase is attributable to a reduction in interest paid resulting from reimbursements from the reversal of hedges, despite the higher average debt balance for the period. Furthermore, there were tax refunds of EUR 0.7 billion in the first half of 2002, as compared to tax payments of EUR 1.1 billion in the first half of 2001. The lower Group results in the first half of 2002 were offset by a higher level of amortization and depreciation of EUR 2.2 billion and a EUR 1.8 billion change in other noncash transactions. These non-cash transactions were mainly comprised of valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion) and for the net carrying amount of Deutsche Telekom's stake in France Telecom (EUR 0.3 billion). In 2001, adjustments were made relating mainly to gains of EUR 1.0 billion from the sale of shares in Sprint FON. The proceeds from these sales are shown under net cash used in investing activities. The change in capitalized working capital in the first half of 2002 compared with the previous year six months is mainly attributable to the reduction of trade accounts payable.

Net cash used in investing activities. Net cash used in investing activities amounted to negative EUR 7.4 billion in the first half of 2002. The cash outflows for investments in noncurrent assets of EUR 9.0 billion, which relate in part to the complete acquisition of T-Systems ITS GmbH (formerly debis Systemhaus) for the amount of EUR 4.7 billion, were partially offset by inflows from disinvestments amounting to EUR 1.0 billion. Compared with the first half of 2001, this represents a decrease of EUR 1.2 billion in cash outflows for investments in noncurrent assets. The cash inflows from disinvestments in the first half of 2001 were mainly a result of the sale of shares in Sprint FON (EUR 1.9 billion).

Net cash used for financing activities. Net cash used for financing activities amounted to EUR 0.3 billion in the first half of 2002. There were net cash inflows of EUR 1.3 billion in the first half of 2002 from the increase in debt compared with EUR 5.0 billion in the first half of 2001. For further information on our debt, see the discussion in "Capital Resources". The payment of this year's dividend resulted in an outflow of cash and cash equivalents of EUR 1.6 billion as compared to EUR 1.9 billion in the first half of fiscal year 2001.

Capital Resources

Financial liabilities. At June 30, 2002, the Deutsche Telekom group had total debt of EUR 66.9 billion and net financial liabilities[1] of EUR 64.2 billion. As of December 31, 2001 the Group had net financial liabilities of EUR 62.1 billion. The increase in net financial liabilities primarily resulted from the purchase of the remaining interest in debis Systemhaus (EUR 4.7 billion), dividends of EUR 1.6 billion and payments for pensions (EUR 0.8 billion). Major cash inflows are provided by the sale of interests in France Telecom (EUR 0.3 billion) and Satelindo (EUR 0.3 billion), real estate disposals (EUR 0.2 billion), tax refunds (EUR 0.8 billion) and positive free cash flows of EUR 1.9 billion. Net financial liabilities were favorably affected by changes in exchange rates (EUR 1.5 billion), principally related to the weakening of the U.S. Dollar against the Euro.

In March 2002, Moody's lowered Deutsche Telekom's long-term debt rating from A3 to Baal, and in April 2002 Standard and Poor's lowered Deutsche Telekom's long-term debt rating from A- to BBB+. These rate changes triggered an interest rate step-up of 50 basis points for future interest payments on approximately EUR 25.8 billion of outstanding Deutsche Telekom bonds at April 2002 in various currencies. These step-ups are expected to increase the interest expense of Deutsche Telekom by approximately EUR 130 million per annum. The bonds containing step-up provisions also contain provisions for interest rate step-downs, also in the amount of 50 basis points, should Deutsche Telekom's debt rating be upgraded to at least the single-A category in the future.

1 Net financial liabilities is total debt after deduction of liquid assets, marketable securities, the discount on loans to VoiceStream/Powertel and other investments in noncurrent securities and interest rate and currency swaps shown under other assets or liabilities. For further information and a description of net financial liabilities, see Note 14 to the unaudited condensed consolidated financial statements herein.

In May 2002, Deutsche Telekom issued bonds with aggregate principal amounts EUR 4.5 billion and USD 0.5 billion. These bonds were issued in three tranches: two Euro tranches, 2.5 billion with a 5-year and 2.0 billion with a 10 year maturity, and a 0.5 billion U.S. Dollar tranche with a 30-year maturity. In the event of a change in Deutsche Telekom's senior unsecured debt ratings by Moody's and/or Standard and Poor's that causes the ratings by both agencies to be below our current ratings of Baa1 by Moody's and BBB+ by S&P, the interest rates on these bonds will increase by 50 basis points.

Bank, Commercial Paper and Medium Term Note Facilities. At June 30, 2002, Deutsche Telekom and its subsidiaries had committed credit facilities with banks totaling EUR 23.4 billion, as well as credit facilities on demand of EUR 0.8 billion. As of December 31, 2001 Deutsche Telekom and its subsidiaries had credit facilities with banks totaling EUR 24.6 billion and credit facilities on demand of EUR 1.5 billion. The credit facilities included a syndicated loan facility available to Deutsche Telekom and Deutsche Telekom International Finance B.V. in the aggregate maximum amount of EUR 12.0 billion (the "DT loan facility") and a syndicated loan facility available to T-Mobile UK, a wholly owned subsidiary of Deutsche Telekom that is part of the T-Mobile mobile communications division, in the aggregate amount of GBP 2.8 billion (EUR 4.2 billion) at June 30, 2002 (the "T-Mobile UK loan facility"). Deutsche Telekom AG serves as guarantor of the T-Mobile UK loan facility. Each syndicated loan facility defines a number of events of default and contains affirmative and negative covenants and cross-default provisions. The sole financial covenant in the facilities requires Deutsche Telekom to maintain a ratio of EBITDA to net interest payable, as defined therein, of 3:1. The negative covenants set conditions for permitted security interests, disposals and certain types of borrowings and guarantees. Deutsche Telekom does not expect that the negative covenants will materially affect its debt reduction plans. Tranches available under the credit facilities expire at various dates through October 2, 2007. At June 30, 2002, there were no borrowings outstanding under the DT loan facility. At June 30, 2002, GBP 1.4 billion (EUR 2.2 billion) was outstanding under the T-Mobile UK loan facility. Due to the downgrade of Deutsche Telekom's credit ratings in March 2002 and April 2002, the commitment fee payable under the loan facilities increased by approximately 2.5 basis points on undrawn amounts per annum, and the interest rate expense on outstanding borrowings increased by 7.5 basis points.

At June 30, 2002, Deutsche Telekom and its subsidiaries also had committed lines of credit totaling EUR 7.2 billion through several unsecured revolving credit agreements with various banks. The interest on these borrowings is based upon the terms of each specific borrowing and is subject to market conditions. Approximately EUR 1.6 billion was outstanding at June 30, 2002, under these agreements.

At June 30, 2002, Deutsche Telekom AG and Deutsche Telekom International Finance B.V. had a joint EUR 15 billion debt issuance program and a USD 20 billion commercial paper program. Both programs are guaranteed by Deutsche Telekom. At June 30, 2002, EUR 6.7 billion in notes was outstanding under the debt issuance program and EUR 1.9 billion in commercial paper was outstanding under the commercial paper program. The commercial papers have short maturities and the Company generally maintains its commercial paper levels by rolling over the outstanding balances depending on market conditions. The average interest rate is on these papers is 3.64%.

Outstanding fixed and floating medium-term-notes under the debt issuance program at June 30, 2002 were:

Notional amount in EUR	Average interest rate	Maturity
30,000,000	3.63%	2002
4,344,494,200	3.93%	2003
1,100,000,000	4.05%	2004
500,000,000	4.25%	2005
188,000,000	5.28%	2006
552,500,000	5.30%	2007

Liquidity Requirements. Deutsche Telekom expects that its principal non-operating liquidity requirements for the remainder of 2002 will include its expected capital expenditures budget and maturing indebtedness and interest expense. Approximately EUR 4.9 billion of Deutsche Telekom's indebtedness (including liabilities to banks) matured in the third quarter of 2002 and EUR 2.8 billion will mature in the fourth quarter of 2002. The Company intends to repay such maturities with existing cash and cash equivalent balances, use of existing available credit facilities, or the issuance of new debt.

As of September 30, 2002, Deutsche Telekom acquired the remaining shareholding interest in BEN (EUR 1.7 billion). This payment was financed through medium-term notes issued in September 2002. The notes are as follows:

Notional amount	Interest rates	Maturity
EUR 500,000,000	5.50%	September 2005
EUR 500,000,000	5.25%	September 2004
EUR 350,000,000	Euribor3M+1.7%	January 2005
GBP 250,000,000*	7.125%	September 2012

*The interest rate on the British pound MTN is subject to the same adjustments as the interest rates on bonds issued in May 2002 (see above).

Deutsche Telekom believes that its cash flows from operating activities, cash and equivalents, borrowing capacity under committed bank credit agreements, and commercial paper and medium term note facilities are sufficient to fund its capital and liquidity needs for the foreseeable future.

Further information concerning Deutsche Telekom's capital resources and liquidity requirements is available in Deutsche Telekom's annual report on Form 20-F/A for the year 2001, as filed June 18, 2002.

The Divisions

With regard to the repositioning of the T-Com and T-Systems divisions, Deutsche Telekom's Board of Management decided to adjust the allocation of specific areas to the T-Com, T-Systems and "Other" segments as of January 1, 2002. The national Carrier Services business was transferred from T-Systems to T-Com, and the international Carrier Services business from T-Com to T-Systems. As a result, the in-country business, which is influenced by regulatory issues, is still reported under T-Com. As part of this measure, the subsidiaries in Eastern Europe, MATAV, Slovenske Telekomunikacie and Hrvatske telekomunikacije, have now been transferred from "Other" to T-Com.

All the information in the following commentaries on T-Com, T-Systems and Other, including the number of employees, are reported in accordance with the new structure in respect of the first half of 2002 and the first half of 2001. The information in the commentaries on total revenues of the segments is based upon gross revenue, which includes intersegment revenue, information on total segment revenue and net revenue is provided in tabular form within the commentaries.

T-Com

Within the "four-pillar structure", T-Com is primarily responsible for Deutsche Telekom's fixed network business. Internationally, T-Com is responsible for the results of Hrvatske telekomunikacije in Croatia, MATAV in Hungary (including Maktel in Macedonia) and Slovenske Telekomunikacie in Slovakia. In Germany, T-Com's business consists mainly of the provision and maintenance of the network infrastructure and the support of residential customers, small and medium-sized enterprises and carriers. This range of services is complemented by special additional services, such as public telephones, directory inquiries, call centers, and toll-free and shared-cost numbers. T-Com provides this wide range of services for around 41 million residential customers and around 420,000 small and medium-sized enterprises in Germany.

T-Com's total revenue in the first half of 2002 increased by 1.0% from EUR 14.7 billion at June 30, 2001 to EUR 14.8 billion at June 30, 2002. Domestic business accounted for around 87.3% of T-Com's total revenue in the first half of 2002 as compared to 91.4% in the first half of 2001. T-Com's Eastern European companies MATAV (including Maktel), Slovenske Telekomunikacie and Hrvatske telekomunikacije contributed around 12.7%.

Revenue from T-Com's domestic business in Germany amounted to EUR 13.0 billion in the first half of 2002, 3.7% lower than in the first half of 2001. A range of measures introduced in the second quarter of 2002 counteracted the marked decrease in domestic business. In pursuing its rebalancing strategy, T-Com succeeded in the second quarter of 2002 for the first time in more than offsetting the decreases in call revenues of around EUR 280 million with an increase in access revenues amounting to approximately EUR 340 million. Mobile communications operators have increasingly been interconnecting their networks directly since the beginning of 2002. In addition, the structural changes in the calculation of interconnection charges at the beginning of 2002 resulted in an average price reduction of 14%. The decrease in domestic Carrier Services revenue of around EUR 200 million in the first quarter of 2002 compared with the first quarter of 2001 was thus repeated in the second quarter of 2002. Other contributions to the decrease in revenue from domestic business were the deconsolidation of the cable business in Baden-Württemberg (around EUR 0.1 billion) and the decreases in various other areas (around EUR 0.1 billion).

T-Com's revenue in Eastern Europe increased by 52.4% in the first half of 2002 (EUR 647 million) as compared to the first half of 2001. This increase was primarily the result of the positive development in mobile communications and the consolidation of Hrvatske telekomunikacije (Croatia). Hrvatske telekomunikacije contributed EUR 478 million to this growth.

T-Com's EBITDA of EUR 5.0 billion in the first half of 2002 was consistent with the first half of 2001.

EBITDA in the first half of 2002 from domestic business amounted to EUR 4.1 billion compared with EUR 4.4 billion in the first half of 2001. This decrease in the first half of 2002 is partly attributable to the revenue reductions already explained and partly to losses on accounts receivable amounting to around EUR 160 million. The increased losses on accounts receivable are due to the difficult economic situation of many interconnection providers. Measures taken (advance payment, deposits) should prevent the trend of the first half of 2002 from continuing.

Price adjustments and a cost reduction program enabled T-Com in the second quarter of 2002 to counteract the decreases in T-Com's revenue and EBITDA in Germany. The full effect of the price adjustments and cost savings will be seen over the remainder of the year.

EBITDA at Eastern European affiliates amounted to EUR 852 million in the first half of 2002, 42.2% higher than in the first half of 2001. This increase is mainly attributable to the consolidation of Hrvatske telekomunikacije (EUR 234 million).

Earnings before taxes in the first half of 2002 were EUR 1.6 billion compared with EUR 2.2 billion in the first half of 2001. This decrease is attributable in part to nonscheduled write-downs amounting to EUR 301 million on financial assets due to valuation adjustments for deferred payments from the sale of regional cable companies.

		Six months ended	
	June 30, 2002	June 30, 2001	Change in%
		millions of EUR	
Total revenue	14,839	14,694	1.0
Domestic	12,957	13,459	(3.7)
Eastern Europe	1,882	1,235	52.4

		Six months ended	
	June 30, 2002	June 30, 2001	Change in%
	millions of EUR (except employees)		
Total revenue	14,839	14,694	1.0
Net revenue	12,526	12,402	1.0
EBITDA[1]	4,982	5,033	(1.0)
Depreciation and amortization	(2,694)	(2,604)	(3.5)
Financial expenses, net	(645)	(247)	(161.1)
Earnings before taxes	1,643	2,182	(24.7)
Employees (average)	154,282	147,112	4.9

1 EBITDA: Results from ordinary business activities plus the financial income (expense) net and amortization of intangible assets and depreciation of property, plant and equipment.

T-Systems

T-Systems is one of the large systems houses in Germany and Europe. Along with classic IT and telecommunications services, it provides its customers with e-business solutions all from a single source. T-Systems provides its customers with services throughout the entire value chain – from planning (plan) and implementation (build) through to operation (run) – and on an end-to-end basis, ranging from the network and systems infrastructure and the communications and network services through to comprehensive IT services and e-business solutions. In this way, T-Systems aims to increase the competitiveness of its customers.

T-Systems generated total revenue of EUR 5.5 billion in the first half of 2002 compared with EUR 5.7 billion in the first half of 2001. This represents a decrease of 3.5% which is mainly attributable to the Network Services unit. The area of Network Services continues to decrease due to the low level of orders in the international carrier services business.

EBITDA of T-Systems in the first half of 2002 increased by 42.6% compared with the first half of 2001 to EUR 509 million. The EBITDA margin improved from 6.3% to 9.3%. This development is mainly the result of synergy effects in the IT unit, focus on cost containment and more favorable purchasing conditions for international network capacities.

The increase in losses before taxes in the first half of 2002 is attributable in particular to the nonscheduled write-downs on under-sea cable capacities in the North Atlantic / Pacific (EUR 0.2 billion) and additional amortization of goodwill (EUR 0.1 billion) after the takeover of the remaining 49.9% stake in T-Systems ITS GmbH (formerly debis Systemhaus).

	Six months ended		
	June 30, 2002	**June 30, 2001**	**Change in%**
	millions of EUR (except employees)		
Total revenue	5,487	5,686	(3.5)
Net revenue	3,869	3,976	(2.7)
EBITDA[1]	509	357	42.6
Depreciation and amortization	(1,010)	(662)	(52.6)
Financial expenses, net	(35)	42	(183.3)
Earnings (loss)before taxes	(536)	(263)	(103.8)
Employees (average)	43,454	41,121	5.7

T-Mobile

The business of T-Mobile combines all the activities of the T-Mobile International Group. T-Mobile International currently provides mobile communications services through its majority shareholdings in Germany, the United Kingdom, the U.S., Austria and the Czech Republic. In addition, T-Mobile International holds minority shareholdings in Poland, the Netherlands and Russia. Effective September 30, 2002, the Dutch company became a wholly-owned subsidiary.

Total revenue of T-Mobile increased by approximately 53% compared with the first half of 2001 to EUR 9.1 billion in the first half of 2002. RadioMobil and VoiceStream/Powertel, newly consolidated in June 2001, contributed EUR 3.1 billion to this, compared with EUR 518 million in the first half of 2001. Excluding the revenue contribution of the newly consolidated companies, revenue increased by 10.3% from EUR 5.5 billion to EUR 6.0 billion.

Revenue in Germany increased by 9.3% in the first half of 2002 from EUR 3.4 billion to EUR 3.7 billion. T-Mobile UK recorded revenue growth of 18.9% in the United Kingdom. Revenue increased from EUR 1.6 billion to EUR 1.8 billion, driven by subscriber growth, the improved subscriber structure and the increase in ARPU. The high level of market penetration and the increased level of competition resulted in a revenue decrease of 3.9% from EUR 517 million to EUR 497 million in Austria.

1 EBITDA: Results from ordinary business activities plus the financial income (expense) net and amortization of intangible assets and depreciation of property, plant and equipment.

In the first half of 2002, the T-Mobile division posted an increase in EBITDA of EUR 1.2 billion to EUR 2.6 billion. Compared with the same period in 2001, this represents an increase of 86.1%. The EBITDA margin increased from 23.0% to 28.0%.

T-Mobile Germany was the main EBITDA driver in the T-Mobile group again in the first half of 2002 with EUR 1.6 billion, compared with EUR 1.1 billion in the first half of 2001. The EBITDA margin increased from 31.6% in the first half of 2001 to 41.8% in the first half of 2002. T-Mobile UK improved its EBITDA by over 90% from EUR 229 million to EUR 436 million in the first half of 2002 and thus generated a margin of 23.6% compared with 14.7% in the first half of 2001. T-Mobile Austria increased its EBITDA from EUR 116 million to EUR 170 million despite a decrease in revenue. The EBITDA margin increased from 22.4% to 34.2%. VoiceStream/Powertel recorded EBITDA of EUR 282 million. RadioMobil remained constant with EBITDA of EUR 151 million and an EBITDA margin of 46.5%.

Losses before taxes decreased only slightly to EUR 1.5 billion in the first half of 2002, compared with EUR 1.6 billion in the first half of 2001. This is attributable to the increase of EUR 1.3 billion in amortization of intangible assets to EUR 2.4 billion. This increase is mainly a result, over the full first six months of 2002, of the amortization of mobile communications licenses amounting to EUR 507 million and the amortization of goodwill on VoiceStream/Powertel of EUR 619 million. The amortization of UMTS licenses of EUR 365 million in the first half of 2002 was at the same level as in the first half of 2001.

	Six months ended		
	June 30, 2002	June 30, 2001	Change in%
	millions of EUR (except employees)		
Total revenue	9,140	5,973	53.0
Net revenue	8,412	5,237	60.6
EBITDA[1]	2,559	1,375	86.1
Depreciation and amortization	(3,459)	(1,764)	(96.1)
Financial expenses, net	(600)	(1,225)	51.0
Loss before taxes	(1,500)	(1,614)	7.1
Employees (average)	37,957	22,915	65.6

T-Online

T-Online International AG operates a combined business model comprising Internet access and non-access activities. It is one of the large Internet access providers in Germany. Through its subsidiaries and associated companies, it is also present in France, Spain, Portugal, Austria and Switzerland.

The 22.2% increase in total revenue of the T-Online segment to EUR 864 million was driven by the revenue growth at T-Online International AG.

The positive business development and subscriber growth in the first half of 2002 resulted in strong revenue growth in the T-Online division. The T-Online division generated net revenue of EUR 786 million in the first half of 2002. This represents an increase of around 19.8% compared to the same period in 2001. As in the previous year, the access business continues to be the strongest revenue contributor.

In the first half of 2002, the T-Online division recorded EBITDA of approximately EUR 82 million compared to negative EUR 52 million in the first half of 2001, an increase in absolute terms of EUR 134 million. The increase in efficiency and the effectiveness of economies of scale in T-Online's business in Germany have had a positive impact on results. The EBITDA margin in the T-Online segment increased to 9.5% in the first half of 2002 compared with -7.4% in the first half of 2001.

Earnings before taxes improved in the first half of 2002 by EUR 119 million to EUR 40 million compared with a loss of EUR 79 million in the first half of 2001. This increase is primarily attributable to the improvement of EBITDA.

1 EBITDA: Results from ordinary business activities plus the financial income (expense) net and amortization of intangible assets and depreciation of property, plant and equipment.

	Six months ended		
	June 30, 2002	June 30, 2001	Change in%
	millions of EUR (except employees)		
Total revenue	864	707	22.2
Net revenue	786	656	19.8
EBITDA[1]	82	(52)	257.7
Depreciation and amortization	(96)	(102)	5.9
Financial expenses, net	54	75	(28.0)
Earnings before taxes	40	(79)	150.6
Employees (average)	2,712	3,101	(12.5)

Other

"Other" includes a variety of Group units with activities which cannot be allocated to an individual segment. These include, among others, the Deutsche Telekom Group headquarters, shared services such as real estate, billing services, various competence centers and other subsidiaries, associated and related companies of the Group. In view of the repositioning of the T-Com and T-Systems divisions, the Board of Management has reallocated MATAV, Slovenske Telekomunikacie and Hrvatske telekomunikacije to T-Com. Sales responsibility for the foreign subsidiaries in New York, London, Tokyo and Singapore was transferred to the T-Systems division. The real estate area was restructured in 2002 and the responsibilities of DeTeImmobilien were assigned to three companies: Generalmietgesellschaft mbH (GMG) has taken over the leasing and rental business area; Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien) is to provide facility management services; and the real-estate asset management company, Sireo, has been entrusted with looking after the real-estate interests of Deutsche Telekom, including in particular the further sale of real estate, the reduction of costs and administrative tasks. Furthermore, Deutsche Funkturm GmbH (DFG) started operations in January 2002. This organizational unit will own and provide services for all the radio towers and masts.

Total revenue amounted to EUR 1.9 billion in the first half of 2002; this represents a decrease of 17.6% compared to the same period in the previous year. This is attributable to lower intra-Group revenues (EUR 0.3 billion) and the decrease in total revenues due to the deconsolidation of DeTeSat Deutsche Telekom Gesellschaft für Satellitenkommunikation mbH at December 31, 2001 (EUR 0.1 billion). Total revenue in the segment "Other" decreased as a result of the lower level of utilization of the central services by the T-Com, T-Systems, T-Mobile and T-Online divisions and as a result of improved procurement conditions in this segment.

EBITDA in the first half of 2002 amounted to negative EUR 369 million compared with EUR 1.5 billion in the first half of 2001. The decrease in EBITDA compared with the same period in the previous year (approximately EUR 1.9 billion) is mainly due to the reduction in book profits of EUR 0.8 billion and increases in book losses of EUR 0.4 billion. The reduction in book profits is primarily related to the gain on non-recurring sales of Sprint FON shares in the previous year (EUR 1.0 billion), which was partially offset by gains on the sale of shares in PT Satelindo (EUR 0.2 billion). The book losses related to the sales of shares in France Telecom.

Losses before taxes were EUR 2.7 billion. This was in part a result of the increased interest expense due to funding of the capital increase of EUR 38.0 billion at T-Mobile International that occurred in December, 2001. Also affecting the losses before taxes were the nonscheduled write-downs on the net carrying amount of the stake in France Telecom as a result of the decrease in its share price (EUR 253 million) which affected the financial income (expense), the net loss from the sale of shares in France Telecom (EUR 360 million) and the downward valuation adjustments for other investments in non-current securities (EUR 114 million), offset by the book gain from the sale of Satelindo (EUR 162 million). Compared to the first half of 2001, the losses before taxes increased by approximately EUR 2.9 billion.

Deutsche Telekom AG sold its entire stake of around 1.8% (approximately 20 million shares) in France Telecom (FT) on June 19, 2002 receiving proceeds of approximately EUR 0.3 billion.

Deutsche Telekom AG sold its 25% stake in the Indonesian mobile communications provider PT Satelindo to the state-owned company PT Indosat in June 2002 for a sale price of around EUR 0.3 billion.

[1] EBITDA: Results from ordinary business activities plus the financial income (expense) net and amortization of intangible assets and depreciation of property, plant and equipment.

The Group is continuing its real estate divestment strategy and sold real estate with a book value of approximately EUR 0.2 billion in the first half of 2002.

The proceeds from the sales of France Telekom, PT Satelindo, and real estate divestitures were and are being used exclusively to repay debt. The Group is continuing its activities to reduce its debt.

	Six months ended		
	June 30, 2002	June 30, 2001	Change in%
	millions of EUR (except employees)		
Total revenue	1,923	2,333	(17.6)
Net revenue	161	197	(18.3)
EBITDA[1]	(369)	1,495	(124.7)
Depreciation and amortization	(640)	(548)	(16.8)
Financial expenses, net	(1,704)	(784)	(117.3)
Earnings (loss) before taxes	(2,713)	163	n.a.
Employees (average)	17,811	18,880	(5.7)

Risk Factors

Developments suggest that Deutsche Telekom's risk situation will tend to depend to an even greater extent on regulatory and judicial decisions in the future. The main reason for this is the forthcoming amendment to the Telecommunications Act which sets out the overall framework for Deutsche Telekom's market activities. Changes should be expected which will be binding based on the new European framework; an extension of regulation to certain other areas cannot be ruled out. The amendment of the Telecommunications Act must be implemented in national law by mid-2003.

Reports of accounting irregularities at certain companies over the past months and the resulting uncertainty in the capital markets could possibly have a negative impact on the entire telecommunications sector.

Among the factors that are of importance in assessing the development of future risk:

- The continued construction of UMTS infrastructure and the availability of suitable UMTS handsets and attractive services.

- The consolidation of the telecommunications market under the influence of increasing competition and the possible consequences, particularly in the mobile telecommunications segment. Deutsche Telekom and its subsidiaries have had in the past, and may have now or in the future, discussions with other companies in the communications industry with regard to various possible transactions or business combinations. While there is no assurance that any such discussions would result in any transaction or combination, if Deutsche Telekom or any of its subsidiaries were to decide to proceed with any such transaction or combination, it could have a significant impact on Deutsche Telekom's business, financial condition and results of operations. Furthermore depending on the progress and outcome of any such discussions, Deutsche Telekom may determine that an event triggering the need to conduct an impairment assessment under SFAS 142 has occurred. For further information, please refer to footnote 18 (d) in the unaudited condensed consolidated financial statements included in this report.

- The progress of our efforts to reduce net indebtedness. Reference should be made to Deutsche Telekom's annual report on Form 20-F/A for the fiscal year ended December 31, 2001, particularly the section headed "Risk Factors", and to Deutsche Telekom's report on Form 6-K filed May 28, 2002 for a more thorough discussion of these and other risks relevant to the Group.

[1] EBITDA: Results from ordinary business activities plus the financial income (expense) net and amortization of intangible assets and depreciation of property, plant and equipment.

Notable Subsequent Events

Prof. Dr. Sihler takes over as temporary Chairman of the Board of Management of Deutsche Telekom

Dr. Ron Sommer announced his resignation as Chairman of the Board of Management on July 16, 2002. The Supervisory Board of Deutsche Telekom agreed on the same day to appoint the former Chairman of the Supervisory Board of the company, Prof. Dr. Helmut Sihler, to the Board of Management and as its Chairman until a new CEO is appointed, but no longer than six months. In addition, the Supervisory Board has appointed Gerd Tenzer as the Deputy Chairman of the Board of Management.

The Board of Management attaches high priority to the following tasks: Deutsche Telekom's strategy and operations in Germany and abroad are being thoroughly reviewed in all areas with a view to reducing Deutsche Telekom's net indebtedness. The performance / cost ratio has to be examined and improved in all areas without exception. The cost reduction program and other measures are to be designed to lead to a sustained improvement of results.

Deutsche Telekom and ver.di reach collective bargaining agreement

Deutsche Telekom and the service industry union ver.di signed a collective bargaining agreement on June 29, 2002 for a term of 24 months. This agreement introduced numerous steps to increase flexibility and launched Deutsche Telekom's Human Resources Services Agency. This agency will manage excess human resources capacity in the German parts of the Group. A pay increase is under the agreement is comprised of a 3.1% increase in monthly pay and a 1% increase in the variable elements of remuneration beginning July 1, 2002. Monthly pay will increase by a further 3.2% from May 1, 2003. The average increase over the entire term of the collective agreement until April 30, 2004 is 3.29% (Westrik formula), of which 3.47% is to be paid in the first year and 3.2% in the second.

Price adjustment and portfolio streamlining at T-Com

After the monthly fixed-network access charges were adjusted in the second quarter of 2002, price adjustments were made for directory inquiries from June 30, 2002 and the activation fee for T-DSL was increased from EUR 51.57 to EUR 74.95 from July 1, 2002. Additionally, the review of the product portfolio to improve results further is continuing. Efforts to secure buyers for Deutsche Telekom's cable business continue.

T-Mobile International takes over remaining shares in Dutch mobile operator BEN

As of September 30, 2002, T-Mobile International AG is raising its stake in the Dutch mobile provider BEN from 50 percent minus one share to 100 percent. It will do so by acquiring the shares of the other BEN shareholders – Belgacom (11 percent), TDC / Denmark (14.7 percent) and Credit Suisse First Boston (24.3 percent) – for a total price of EUR 1.7 billion. T-Mobile International is also to assume outstanding shareholder loans amounting to about EUR 0.3 billion. After BEN has been fully integrated into the T-Mobile Group, it will adopt the global T-Mobile brand. For further information, see annex to this report.

Launch of T-Mobile in California and Nevada

T-Mobile was launched in California and Nevada on July 18, 2002. This gives T-Mobile access to around 33 million additional POPs (population covered). T-Mobile is using the GSM/GPRS network owned in a joint venture with the U.S. mobile communications company Cingular in these states. Together with the markets in Cleveland, Buffalo, Rochester and Virginia, where T-Mobile is also to be launched this year, T-Mobile will have the potential to reach more than 200 million people (POPs) in the U.S. The launch in California and Nevada closes a large gap in the U.S. network for T-Mobile. At the same time, the T-Mobile brand is being launched in the U.S. for the first time. The remaining VoiceStream/Powertel markets are also to be rebranded as T-Mobile by the end of 2002.

Debt reduction initiatives

Deutsche Telekom has established as a priority a reduction of its net indebtedness. It will aim to reduce its net indebtedness by concentrating on further improvements in efficiency and streamlining its shareholding portfolio through the sale of non-strategic assets. In this process, Deutsche Telekom will thoroughly reexamine all aspects of its strategy in Germany and abroad based on its four-pillar strategy.

Call-by-call and number portability

Impending changes in German law to implement a European Union directive are expected to require the introduction of call-by-call carrier selection in the local telephone network at the start of December 2002. Number portability for mobile phone users in Germany, which enables customers to take their mobile phone numbers with tem when they switch networks, is expected to come into effect on November 1, 2002. These changes may result in greater competition and pricing pressure.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2002 AND DECEMBER 31, 2001
AND FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited)

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(millions of EUR, except per share data)

		Six months ended	
	Note	June 30, 2002	June 30, 2001
Net revenue	**(3)**	**25,754**	**22,468**
Changes in inventories and other own capitalized costs		484	453
Total operating performance		**26,238**	**22,921**
Other operating income	(4)	1,780	2,551
Goods and services purchased	(5)	(6,847)	(6,301)
Personnel costs	(6)	(6,498)	(5,706)
Depreciation and amortization	(7)	(7,874)	(5,669)
Other operating expenses	(8)	(7,114)	(5,270)
Financial expenses, net	(9)	(2,930)	(2,164)
Results from ordinary business activities		(3,245)	362
Taxes	(10)	(490)	(624)
Loss after taxes		**(3,735)**	**(262)**
Income applicable to minority shareholders		(156)	(87)
Net loss		**(3,891)**	**(349)**
Loss per share	(18)	(0.93)	(0.11)

The accompanying notes are an integral part of the condensed consolidated financial statements (unaudited).

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED BALANCE SHEET
(millions of EUR)

	Note	As of June 30, 2002 (Unaudited)	As of December 31, 2001 (Derived from audited financial statements)
ASSETS			
Noncurrent assets			
Intangible assets		74,616	80,051
Property, plant and equipment		55,877	58,708
Financial assets		5,800	7,957
Total noncurrent assets	**(11)**	**136,293**	**146,716**
Current assets			
Inventories, materials and supplies		1,624	1,671
Receivables		6,495	6,826
Other assets		3,948	4,966
Marketable securities		577	702
Liquid assets	(12)	1,806	2,868
Total current assets		**14,450**	**17,033**
Prepaid expenses and deferred charges		1,362	813
Balance sheet total		**152,105**	**164,562**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Capital stock		10,746	10,746
Additional paid-in capital		50,073	49,994
Retained earnings (deficit)		(166)	3,607
Unappropriated net income (loss) carried forward from previous year		(4,892)	101
Net loss		(3,891)	(3,454)
Minority interest		3,330	5,307
Total shareholders' equity	**(13)**	**55,200**	**66,301**
Accruals			
Pensions and similar obligations		3,755	3,661
Other accruals		14,612	14,766
Total accruals		**18,367**	**18,427**
Liabilities			
Debt		66,910	67,031
Other		10,706	12,020
Total liabilities	**(14)**	**77,616**	**79,051**
Deferred income		**922**	**783**
Balance sheet total		**152,105**	**164,562**

The accompanying notes are an integral part of the condensed consolidated financial statements (unaudited).

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
(millions of EUR)

	Note	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash flows from operating activities			
Net loss		(3,891)	(349)
Amounts applicable to minority shareholders		156	87
Loss before amounts applicable to minority shareholders		(3,735)	(262)
Depreciation and amortization		7,874	5,669
Income tax expense		388	569
Net interest expense		2,083	2,082
Results from the disposition of noncurrent assets		214	(94)
Results from associated companies		154	135
Other noncash income and expense		960	(804)
Change in working capital		(740)	(362)
Decrease in accruals		482	508
Income taxes received/ (paid)		677	(1,062)
Dividends received		44	414
Cash generated from operations		**8,401**	**6,793**
Net interest paid		(1,756)	(2,074)
Net cash provided by operating activities	**(15)**	**6,645**	**4,719**
Cash flows from investing activities			
Capital expenditures		(3,827)	(4,611)
Acquisitions of businesses		(4,791)	(5,145)
Investments in financial assets		(363)	(389)
Cash inflow from disposition of property, plant and equipment and financial assets		968	786
Net change in short-term investments and marketable securities		193	2,877
Other		428	(131)
Net cash used in investing activities	**(16)**	**(7,392)**	**(6,613)**
Cash flows from financing activities			
Change in short-term borrowing		(3,765)	1,941
Issuance of medium and long-term debt		7,868	3,728
Repayments of medium and long-term debt		(2,805)	(718)
Net change of borrowing/debt		1,298	4,951
Dividends		(1,558)	(1,905)
Changes in minority interests		(47)	3
Net cash provided by (used in) financing activities	**(17)**	**(307)**	**3,049**
Effect of foreign exchange rate changes on cash and cash equivalents		**(14)**	**(21)**
Net increase/ (decrease) in cash and cash equivalents		**(1,068)**	**1,134**
Cash and cash equivalents, at beginning of the period		2,738	1,006
Cash and cash equivalents, at end of the period		**1,670**	**2,140**

The accompanying notes are an integral part of the condensed consolidated financial statements (unaudited).

Note (1) Summary of presentation principles

The condensed consolidated financial statements (unaudited) of Deutsche Telekom (the "Company" or the "Deutsche Telekom Group") as of June 30, 2002 and December 31, 2001 and for the six months ended June 30, 2002 and 2001, have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB) and the German Stock Corporation Law (Aktiengesetz — AktG).

In the opinion of Deutsche Telekom, the condensed consolidated financial statements (unaudited) reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented.

German GAAP differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the balance sheets as of June 30, 2002 and December 31, 2001 and net loss for the six months ended June 30, 2002 and 2001. The material differences between German GAAP and U.S. GAAP are discussed in further detail in Note 18.

The consolidated results for interim periods are not necessarily indicative of results for the full year. These financial results should be read in conjunction with the Company's report on Form 20-F/A for the year ended December 31, 2001.

Note (2) Consolidated group

The Company acquired shareholdings in non-German companies in 2002 and 2001 which were either not included in the consolidated financial statements for the full six months period ended June 30, 2001 or were acquired from July 1, 2001 through December 31 and thus not included in the six month period ended June 30, 2001. The most important of these are VoiceStream/Powertel (5 months) and RadioMobil (3 months) at T-Mobile and Hrvatske telekomunikacije at T-Com. The following table shows the effects of the new acquisitions on individual items, of the condensed consolidated (unaudited) statement of operations and the segment reporting for the six months ended June 30, 2002. The depreciation and amortization shown below includes the amortization of goodwill relating to these companies totaling EUR 0.7 billion.

Effects of new acquisitions (without debis Systemhaus*) on the condensed consolidated (unaudited) statement of operations for the first six months of 2002:

	T-Com	VoiceStream/ Powertel	RadioMobil	T-Mobile Total	Total
			millions of EUR		
Net revenue	459	2,313	161	2,474	2,933
Changes in inventories and other own capitalized costs	2	75	0	75	77
Other operating income	26	42	13	55	81
Goods and services purchased	(91)	(671)	(53)	(724)	(815)
Personnel costs	(76)	(422)	(9)	(431)	(507)
Depreciation and amortization on intangible assets	(104)	(1,549)	(43)	(1,592)	(1,696)
Other operating expenses	(93)	(1,100)	(35)	(1,135)	(1,228)
Financial income (expense), net	5	(290)	(7)	(297)	(292)
Results from ordinary business activities	128	(1,602)	27	(1,575)	(1,447)
Taxes	(42)	(35)	(9)	(44)	(86)
Income /(loss) after taxes	86	(1,637)	18	(1,619)	(1,533)
(Income) loss applicable to minority shareholders	(55)	4	(12)	(8)	(63)
Net income (loss)	31	(1,633)	6	(1,627)	(1,596)

* The acquisition of the remaining shares in debis Systemhaus (T-Systems ITS GmbH), did not have any material influence on the condensed consolidated (unaudited) statement of operations for the first six months of 2002 because Deutsche Telekom had previously fully consolidated this entity.

On January 15, 2001, Deutsche Telekom acquired 51% of the shares in the Macedonian telecommunications company Makedonski Telekommunikacii A.D., Skopje (referred to as Maktel below) via a subsidiary of MATAV, Deutsche Telekom's 51%-owned Hungarian telecommunications subsidiary. The purchase price amounted to EUR 301.5 million. Maktel was included in the subgroup financial statements of

DEUTSCHE TELEKOM AG
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

MATAV for the first time in the first quarter of 2001. The goodwill of EUR 180.3 million will be amortized over a period of 20 years.

In April 2001, Deutsche Telekom increased its shareholding in the Czech mobile communications company RadioMobil a.s., Prague ("RadioMobil") via Cmobil B.V., Amsterdam, a 92.1% owned subsidiary of T-Mobile International. The purchase price for this additional stake amounted to EUR 598 million. This increased Cmobil's stake in RadioMobil from 49% to approximately 61%. The additional goodwill of EUR 444 million, will be amortized over a period of 12 years. RadioMobil was consolidated in full for the first time on April 1, 2001. Prior to April 1, 2001, RadioMobil was accounted for under the equity method.

On May 31, 2001 Deutsche Telekom acquired 100% of the outstanding shares in VoiceStream and Powertel for a total purchase price of EUR 39.4 billion, including a cash component of EUR 4.9 billion and as initial investment in VoiceStream preferred stock amounting to EUR 5.6 billion, which Deutsche Telekom had made in September 2000, and the issuance of 1.2 billion Deutsche Telekom shares.

VoiceStream Wireless Corporation provides personal communications services primarily in urban markets in the United States using the Global Systems for Mobile Communications, or GSM technology. Powertel, Inc. Provides personal communications services primarily in urban markets in the southeastern United States through its GSM network. VoiceStream shareholders received for each share of VoiceStream common stock either 3.6693 Deutsche Telekom shares and US$ 15.7262 in cash, 3.6683 Deutsche Telekom shares and US$ 15.9062 in cash or 3.7647 Deutsche Telekom shares. Each Powertel shareholder received 2.6353 Deutsche Telekom shares for each Powertel share. The consolidation of VoiceStream and Powertel generated goodwill totaling EUR 23.6 billion. This is scheduled to be amortized over a period of up to 20 years. VoiceStream and Powertel were consolidated in full for the first time on May 31, 2001.

Deutsche Telekom AG acquired an additional 16% stake in the capital of the Croatian telecommunications company Hrvatske telekomunikacije, Zagreb, on October 25, 2001 for a purchase price of EUR 507 million. Deutsche Telekom AG is therefore now the majority shareholder with a stake of 51% and has included the company in full in its consolidated financial statements from November 1, 2001. The goodwill generated, a total of EUR 240 million, is scheduled to be amortized over periods of up to 20 years.

The following unaudited pro forma calculation shows the Company's financial data, including the major subsidiaries acquired in 2001 and in first six months of 2002, as if they had been consolidated at January 1, 2001:

	Six months ended	
	June 30, 2002	June 30, 2001
Net revenue (billions of EUR)		
As reported	25.8	22.5
Pro forma	25.8	24.9
Net loss under German GAAP (billions of EUR)		
As reported	(3.9)	(0.3)
Pro forma	(3.9)	(2.6)
Loss per share under German GAAP (in EUR)		
As reported	(0.93)	(0.11)
Pro forma	(0.93)	(0.82)

DEUTSCHE TELEKOM AG
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note (3) Net revenue*

	Six months ended June 30, 2002	Six months ended June 30, 2001
	millions of EUR	
T-Com	12,526	12,402
T-Systems	3,869	3,976
T-Mobile	8,412	5,237
T-Online	786	656
Other	161	197
Group	**25,754**	**22,468**

* Net revenue shown for the six months ended June 30, 2001 has been reclassified to conform to the 2002 reporting structure.

Net revenue of the Deutsche Telekom Group amounted to EUR 25.8 billion in the first six months of 2002, representing an increase of EUR 3.3 billion, or 14.6%, over the first six months of 2001. Of this increase, changes in the composition of the Deutsche Telekom Group accounted for EUR 2.9 billion, including EUR 2.3 billion relating to the first-time consolidation of VoiceStream and Powertel starting in June 2001. Without regard to changes in the composition of the Deutsche Telekom Group in the first six months of 2002, revenues increased by EUR 353 million, or 1.6%, from the first six months of 2001 as compared to the first six months of 2002. This increase resulted from increased revenues in the T-Com, T-Mobile and T-Online divisions that were partially offset by decreased revenues in the T-Systems division.

Net revenue of the T-Com division amounted to EUR 12.5 billion in the first six months of 2002, representing an increase of EUR 124 million, or 1.0%, compared to the first six months of 2001. T-Com revenues for the first six months of 2001 included EUR 0.1 billion of revenue from the cable television company in the German states of Baden-Württemberg that was not consolidated for the first six months of 2002 due to the Company's sale of a majority interest in this company in September 2001. T-Com's total revenue in the first half of 2002 increased by 1.0% from EUR 14.7 billion at June 30, 2001 to EUR 14.8 billion at June 30, 2002 after revenues had decreased slightly in the first quarter of 2002. Domestic business accounted for around 87.3% of T-Com's total revenue in the first half of 2002. T-Com's Eastern European companies MATAV (including Maktel), Slovenske Telekomunikacie and Hrvatske telekomunikacije contributed around 12.7%.

T-Com revenues from domestic business in Germany amounted to EUR 13.0 billion in the first half of 2002, 3.7% lower than in the first half of 2001. A range of measures introduced in the second quarter of 2002 counteracted the marked decrease in domestic business. In consistently pursuing its rebalancing strategy, T-Com succeeded in the second quarter of 2002 for the first time in more than offsetting the decreases in call revenues of around EUR 280 million with an increase in access revenues amounting to approximately EUR 340 million. Mobile communications operators have increasingly been interconnecting their networks directly since the beginning of 2002. In addition, the structural changes in the calculation of interconnection charges at the beginning of 2002 resulted in an average price reduction of 14%. The decrease in domestic Carrier Services revenue of around EUR 200 million in the first quarter of 2002 compared with the first quarter of 2001 was thus repeated in the second quarter of 2002. Other contributions to the decrease in revenue from domestic business were the deconsolidation of the cable business in Baden-Württemberg (around EUR 0.1 billion) and decreases in various other areas (around EUR 0.1 billion).

T-Com's revenue in Eastern Europe increased by 52.4%, EUR 647 million, to EUR 1.9 billion in the first half of 2002 as a result of the positive development in mobile communications and the consolidation of Hrvatske telekomunikacije (Croatia). Hrvatske telekomunikacije contributed EUR 478 million to this growth.

Net revenue of the T-Systems division amounted to EUR 3.9 billion in the first six months of 2002, representing a decrease of EUR 107 million, or 2.7%, compared to the first six months of 2001. The revenue of T-Systems is driven by the following units: Computing Services, System Integration, Desktop Services, Network Services, Media Broadcast and IT Services. The largest contributor to T-Systems' IT revenue was the area of Computing Services followed by Systems Integration and Desktop Services. The decrease in revenues is mainly attributable to the Network Services Unit due to the low level of orders in the international carrier services business. The main growth drivers were Computing Services followed by Systems Integration and Desktop Services. The area of Network Services continues to decrease.

Net revenue of the T-Mobile division amounted to EUR 8.4 billion in the first six months of 2002, representing an increase of EUR 3.2 billion, or 60.6%, compared to the first six months of 2001. Of this increase, the first-time consolidation of VoiceStream and Powertel starting in June 2001 accounted for EUR 2.3 billion in the first six months 2002 (2001: EUR 370 million), and the first-time consolidation of the Czech mobile communications provider RadioMobil starting in April 2001 accounted for EUR 161 million in the first six months of 2002. Without regard to the first-time consolidation of VoiceStream, Powertel and RadioMobil, revenues of the T-Mobile division increased by EUR 701 million, or 13.4%, largely due to further increases in the number of mobile subscribers, the improved subscriber structure and the increase in ARPU of T-Mobile Deutschland in Germany and T-Mobile UK in the United Kingdom that were partially offset by an increase in the proportion of customers that use prepay tariff packages, which generate lower revenue per subscriber than contract customers. The high level of competition resulted in a revenue decrease in Austria.

Net revenue of the T-Online division amounted to EUR 786 million in the first six months of 2002, representing an increase of EUR 130 million, or 19.8%, compared to the first six months of 2001. The contribution of T-Online International AG to the consolidated revenues of the Deutsche Telekom Group increased from EUR 484 million in the first six months of 2001 compared to EUR 649 million in the first six months of 2002, largely as a result of further growth in the number of customers and the positive business development. As in the previous year, the access business continues to be the strongest revenue driver. Non-access revenue almost doubled, so that its contribution to total revenue increased considerably.

Other net revenue amounted to EUR 161 million in the first six months of 2002, representing a decrease of EUR 36 million, or 18.3 %, compared to the first six months of 2001. This is attributable principally to the deconsolidation of DeTeSat Deutsche Telekom Gesellschaft für Satellitenkommunikation mbH at December 31, 2001 (EUR 29 million in revenues in the first six months of 2001).

Note (4) Other operating income

Other operating income of the Deutsche Telekom Group amounted to EUR 1.8 billion in the first six months of 2002, representing a decrease of EUR 771 million, or 30.2%, compared to the first six months of 2001. Other operating income for the first six months of 2001 was positively affected by gains from the sale of the Company's Sprint FON shares (EUR 1.0 billion). Other operating income for the first six months of 2002 was positively affected by the gain of shares in Satelindo (EUR 162 million), after inclusion of foreign currency translation effects.

Note (5) Goods and services purchased

Goods and services purchased amounted to EUR 6.8 billion in the first six months of 2002, representing an increase of EUR 546 million, or 8.7%, compared to the first six months of 2001. Of this increase, EUR 815 million relates to changes in the composition of the Deutsche Telekom Group in the first half of 2002, principally VoiceStream/Powertel (EUR 671 million) and Hrvatske telekomunikacije (EUR 91 million). Without regard to the effects of changes in the composition of the Deutsche Telekom Group, goods and services purchased decreased by EUR 269 million, largely as a result of the lower level of terminal equipment purchased, the decrease in revenue from business with domestic carriers (in particular Vodafone) and the more favorable procurement conditions for international network capacities.

Note (6) Personnel costs and average number of employees

Personnel costs

	Six months ended June 30, 2002 millions of EUR	Six months ended June 30, 2001 millions of EUR
Wages and salaries	5,066	4,400
Social security contributions and expenses for pension plans and benefits	1,432	1,306
Personnel costs	**6,498**	**5,706**

Personnel costs amounted to EUR 6.5 billion in the first six months of 2002, representing an increase of EUR 792 million, or 13.9%, compared to the first six months of 2001. Of this increase, EUR 507 million relates to changes in the composition of the Deutsche Telekom Group in the first half of 2002, principally VoiceStream and Powertel (EUR 422 million) and Hrvatske telekomunikacije (EUR 76 million). Without regard to changes in the Deutsche Telekom Group, personnel costs rose by EUR 285 million, or 5.0%, primarily due to the fact that salaries in the growth areas of mobile communications and systems solutions were brought in line with market conditions.

Average number of employees

	Six months ended June 30, 2002	Six months ended June 30, 2001
Civil servants	53,850	57,818
Salaried employees	202,366	175,311
Deutsche Telekom Group	256,216	233,129
Trainees/student interns	9,192	7,383

The average number of employees for the first half of 2002 was approximately 256,000. This shows an increase of approximately 23,000 or 9.9%. Excluding newly acquired subsidiaries, the average number of employees grew 5% approximately. The increase in average personnel costs per employee was acutely contained by the newly acquired East European subsidiaries. The increase in average personnel costs per employee for the first half year of 2002 was restrained by the newly consolidated subsidiaries (RadioMobil and Hrvatske telekomunikacije), whose average personnel costs per employee are lower than that of the Deutsche Telekom Group. Therefore, their addition of employees and costs to the overall Group calculation had an absorption effect upon the total personnel costs per employee of the Deutsche Telekom Group. These mentioned subsidiaries were present for only part of 2001 and therefore had a greater effect in the first half of 2002.

The average number of civil servants decreased during the first half of 2002 by 3,968 in comparison to the first half of 2001. The total number civil servants employed by the Deutsche Telekom Group has declined since the privatization of the Deutsche Telekom Group in 1995 due to German legal regulations excluding the hiring of civil servants by private companies. The reduction of civil servants in the first half of 2001 resulted primarily from further natural fluctuations (retirement due to health reasons and upon reaching the retirement age).

The number of employees as at the dates shown is divided among the five divisions as follows:

	T-Com	T-Systems	T-Mobile	T-Online	Other	Total
June 30, 2002	153,103	43,238	38,221	2,717	17,527	254,806
December 31, 2001	155,342	43,449	38,025	2,960	17,282	257,058

The total number of employees as of June 30, 2002 was approximately 255,000, a reduction of 2,252 or 0.9% in comparison to December 31, 2001. This reduction stems primarily from two T-Com subsidiaries in Eastern Europe: MATAV with a reduction of 393 and Slovenske Telekom with a reduction of 1,773.

Note (7) Depreciation and amortization

	Six months ended	
	June 30, 2002	June 30, 2001
	millions of EUR	
Amortization of intangible assets	3,124	1,746
Of which: UMTS licenses	365	361
Of which: U.S. mobile communications licenses	596	99
Of which: goodwill	1,716	984
Depreciation of property, plant and equipment	4,750	3,923
Total depreciation and amortization	**7,874**	**5,669**

Depreciation and amortization amounted to EUR 7.9 billion in the first six months of 2002, representing an increase of EUR 2.2 billion, or 38.9%, compared to the first six months of 2001. This was primarily attributable to depreciation and amortization of newly consolidated companies totaling EUR 1.7 billion, principally relating to VoiceStream, Powertel and Hrvatske telekomunikacije. This amount includes goodwill amortization in the amount of EUR 0.7 billion including goodwill amortization with respect to VoiceStream/Powertel of EUR 619 million.

Amortization for UMTS licenses increased by EUR 4 million compared to the first six months of 2001.

Depreciation and amortization for the first six months of 2001 included nonscheduled depreciation in the amount of EUR 0.2 billion on Deutsche Telekom's under-sea cables in the North Atlantic/Pacific.

Note (8) Other operating expenses

Other operating expenses amounted to EUR 7.1 billion in the first six months of 2002, representing an increase of EUR 1.8 billion, or 35.0%, compared to the first six months of 2001. This increase is mainly attributable to changes in the composition of the Deutsche Telekom Group (EUR 1.2 billion) as well as losses on accounts receivable and disposition of non-current assets of Deutsche Telekom AG (EUR 0.8 billion). The losses on the disposition of non-current assets related principally to the sale of the investment in France Telecom (EUR 0.4 billion).

Note (9) Financial expense, net

	Six months ended	
	June 30, 2002	June 30, 2001
	millions of EUR	
Financial expense, net	2,930	2,164
of which, net interest expense	2,083	2,082

Net financial expense consists of net interest expense, results related to companies accounted for using the equity method and other investments. Net interest expense amounted to EUR 2.1 billion in the first six months of 2002, representing a minimal increase compared to the first six months of 2001. Further, financial loss was increased in the first six months of 2001 by write-down for other than temporary impairment on the net carrying amount of the stake in France Telecom of EUR 253 million and valuation adjustments of EUR 416 million for other investments in noncurrent securities and for loans to associated companies, of which companies associated with Kabel Deutschland GmbH accounted for EUR 301 million.

DEUTSCHE TELEKOM AG
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note (10) Taxes

	Six months ended June 30, 2002	Six months ended June 30, 2001
	millions of EUR	
Income taxes	388	569
Other taxes	102	55
Total taxes	490	624

Deutsche Telekom's combined income tax rate is currently 39%, consisting of corporate income tax of 25%, trade earnings tax (at an average rate) and the solidarity surcharge levied at 5.5% on corporate income tax.

Tax expense decreased by 21.5% to EUR 490 million, while the consolidated loss before income taxes increased by EUR 3.6 billion in the first half of 2002 compared to a gain before taxes of the EUR 362 million in the first half of 2001. Tax expense did not decrease to the same extent as the loss before taxes, due to the character of Deutsche Telekom Group's loss before taxes.

The increased loss before taxes is mainly attributable to transactions with no tax effect, such as the amortization of goodwill and losses from the disposition of assets. As a consequence of this, income taxes decreased proportionately less than the consolidated loss before taxes.

Other taxes increased mainly as a result of the inclusion of VoiceStream/Powertel.

Note (11) Noncurrent assets

	As of June 30, 2002 millions of EUR	As of December 31, 2001 millions of EUR
Intangible assets	74,616	80,051
of which goodwill:	38,584	40,597
Property, plant and equipment	55,877	58,708
Financial assets	5,800	7,957
Total	136,293	146,716

As of June 30, 2002, total non-current assets decreased by EUR 10.4 billion or 7.1% when compared to December 31, 2001. Intangible assets decreased by EUR 5.4 billion or 7.1% primarily due to the considerable effects of foreign currency translation from non-German Group companies. This is mainly attributable to the decrease in value of the U.S. Dollar compared with the Euro. This development was partially offset by the increase in goodwill by EUR 2.7 billion in the first half of 2002, which resulted from the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH).

Property, plant and equipment decreased by EUR 2.8 billion (-4.8%) to EUR 55.9 billion, despite capital expenditures of EUR 3.1 billion. This was caused in particular by depreciation of approximately EUR 4.8 billion. Financial assets decreased by EUR 2.2 billion or 27.1%, which is primarily a result of the sale of shares in France Telecom and of valuation adjustments for loans to associated companies of Kabel Deutschland GmbH.

DEUTSCHE TELEKOM AG
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note (12) Liquid assets

The following schedule details the components of the Deutsche Telekom Group's liquid assets as of June 30, 2002 and December 31, 2001:

	As of June 30, 2002	As of December 31, 2001
	millions of EUR	
Checks	10	47
Cash	63	25
Cash in banks	1,733	2,796
	1,806	2,868
Cash and cash equivalents (original maturity less than 3 months)	1,670	2,738
Temporary cash investments (original maturity longer than 3 months)	136	130

Liquid assets decreased by EUR 1.1 billion from December 31, 2001 to June 30, 2002. This decrease has been caused mainly by investments of EUR 3.4 billion in tangible fixed assets, especially in technical facilities and assets under construction, as well as by investments of EUR 4.8 billion in newly acquired and consolidated companies. The reductions in liquid assets have been partially offset by cash inflows from the sales of Satelindo (EUR 0.3 billion), France Telecom (EUR 0.3 billion) and of real estate (EUR 0.2 billion).

Note (13) Shareholders' equity

	As of June 30, 2002	As of December 31, 2001
	millions of EUR	
Capital stock	10,746	10,746
Additional paid-in capital	50,073	49,994
Retained earnings (deficit)	(166)	3,607
Unappropriated net income (loss) carried forward from previous year	(4,892)	101
Net loss	(3,891)	(3,454)
Minority interest	3,330	5,307
Shareholders' equity	55,200	66,301

The decrease of approximately EUR 11.1 billion in shareholders' equity in the first half of 2002 was caused by the following offsetting factors: the net loss of EUR 3.9 billion, the decrease of approximately EUR 3.8 billion in retained earnings due to considerable foreign currency translation effects from foreign group companies and Deutsche Telekom's dividend payment in the second quarter of 2002 amounting EUR 1.6 billion. The reduction of EUR 2.0 billion in minority interest is almost exclusively attributable to the acquisition of the balance of the shares in debis Systemhaus.

Note (14) Liabilities

	As of June 30, 2002	As of December 31, 2001
	millions of EUR	
Debt	66,910	67,031
Net financial liabilities*	64,158	62,111

* Debt after deduction of liquid assets, marketable securities, the discount on loans to VoiceStream/Powertel and other investments in noncurrent securities and interest rate and currency swaps shown under other assets or liabilities.

Deutsche Telekom's net financial liabilities increased by EUR 2.0 billion compared to December 31, 2001. The increase resulted primarily from the purchase of the remaining interest in debis Systemhaus (EUR 4.7 billion), dividends of EUR 1.6 billion and payments for pensions (EUR 0.8 billion). Major cash inflows are provided by the sale of interests in France Telecom (EUR 0.3 billion) and Satelindo (EUR 0.3 billion), real estate disposals (EUR 0.2 billion), tax refunds relating to 2001 (EUR 0.8 billion) and positive free cash flows of EUR 1.9 billion. Another net financial liabilities reducing impact resulted from changes in exchange rates (EUR 1.5 billion), especially the depreciation of the U.S. Dollar against the Euro (EUR/USD 0.882 on 12/31/2001 as compared to EUR/USD 0.997 on 06/30/2002, affecting about 17% of Deutsche Telekom's net financial liabilities), and to a smaller degree the depreciation of the British Pound against the Euro (EUR/GBP 0.609 on 12/31/2001 to EUR/GBP 0.649 on 06/30/2002, affecting about 7% of Deutsche Telekom's net financial liabilities).

Bonds issued by Deutsche Telekom during the first six months of 2002, amounting to EUR 5.0 billion, are as follows:

Tranche	Nominal amount in currency of issuance	Notional amount in EUR	Interest rate[1]	Maturity
	millions of EUR			
EUR	2,500	2,500	7.50%	2007
EUR	2,000	2,000	8.125%	2012
USD	500	501.3	9.25%	2032

Furthermore, fixed and floating rate medium term notes were issued by Deutsche Telekom within its debt issuance program with an amount of EUR 3.3 billion:

Currency	Notional amount in millions of EUR	Average Interest Rate	Maturity
EUR	1,167	3.86%	2003
EUR	1,100	4.04%	2004
EUR	500	4.25%	2005
EUR	500	5.25%	2007

Proceeds of these bonds and medium term notes were for the most part used to refinance debt which was approaching maturity.

Note (15) Net cash provided by operating activities

Net cash provided by operating activities in the first half of 2002 amounted to EUR 6.6 billion. This represents an increase of EUR 1.9 billion compared with the first half of 2001. This increase, despite the higher level of debt, is attributable to a reduction in interest paid resulting from reimbursements from the reversal of hedges. Furthermore, there were tax refunds in the first half of 2002, whereas there were tax payments in the first half of 2001. The lower Group results in the first half of 2002 are offset by a higher level of amortization and depreciation of EUR 2.2 billion and a EUR 1.8 billion change in other noncash transactions. This is mainly influenced by valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion) and for the net carrying amount of Deutsche Telekom's stake in France Telecom (EUR 0.3 billion). In 2001, adjustments were made relating mainly to gains of EUR 1.0 billion from the sale of shares in Sprint FON. The proceeds from the sale of these shares are shown under net cash provided by (used in) investing activities. The change in capitalized working capital in the first half of 2002 compared with the previous year is mainly attributable to the reduction of trade accounts payable.

Note (16) Net cash used in investing activities

Net cash used in investing activities amounted to negative EUR 7.4 billion in the first half of 2002. The cash outflows for investments in noncurrent assets of EUR 9.0 billion, which mainly relate to the complete acquisition of T-Systems ITS GmbH (formerly debis Systemhaus) for the amount of EUR 4.7 billion, were partially offset by inflows from disinvestments amounting to EUR 1.0 billion. Compared with the first half of 2001, this represents a decrease of EUR 1.2 billion in cash outflows for investments in

[1] The interest rates payable on the notes will be subject to adjustment during the life of the notes. In the event of change in the ratings of Deutsche Telekom's long-term debt ratings by Moody's and/or S&P that causes the ratings by both agencies to be below Deutsche Telekom's current ratings of Baa1 by Moody's and BBB+ by S&P, the interest rates on the notes will increase by 50 basis points. If, subsequent to an increase in the interest rates as a result of a ratings change, a new ratings change by Moody's and/or S&P causes the ratings on Deutsche Telekom's long-term debt ratings to be above Baa2 for Moody's and BBB for S&P, the interest rates will be decreased by 50 basis points.

noncurrent assets. The cash inflows from disinvestments in the first half of 2001 were mainly a result of the sale of shares in Sprint FON (EUR 1.9 billion).

Note (17) Net cash used for financing activities

Net cash used for financing activities amounted to EUR 0.3 billion in the first half of 2002. There were net cash inflows of EUR 1.3 billion in the first half of 2002 from the increase in debt compared with EUR 5.0 billion in the first half of 2001. The payment of this year's dividend resulted in an outflow of cash and cash equivalents of EUR 1.6 billion.

Note (18) Significant differences between German GAAP and United States GAAP

(a) Reconciliation to U.S. GAAP

The unaudited condensed consolidated financial statements have been prepared in accordance with German GAAP, which differs in certain respects from U.S. GAAP. Application of U.S. GAAP would have affected the balance sheet as of June 30, 2002 and December 31, 2001 and net income (loss) for each of the six months ended June 30, 2002 and June 30, 2001. Reconciling items, which are generally consistent with prior year reconciling items are described in detail in the Company's report on Form 20-F/A for the year ended December 31, 2001. Reconciling items arising in fiscal 2002 have been described below.

The following table summarizes the principal adjustments to reconcile net income (loss) under German GAAP to the amounts that would have been reported had U.S. GAAP been applied.

	Six months ended June 30, 2002	Six months ended June 30, 2001
	millions of EUR (except per share data)	
Net loss in accordance with German GAAP	**(3,891)**	**(349)**
Reconciliation to U.S. GAAP		
Valuation adjustments of fixed assets(i) (ii) (iii)	498	(28)
UMTS licenses(i)	1,553	966
Internally developed software(i)	13	38
Dilution gains(i)	0	(125)
Goodwill and intangible asset differences(i)	1,357	(78)
Write-down of tradenames(i)	(524)	0
Value-added tax(i)	0	(27)
Derivatives and related foreign exchange differences(i)	146	354
Implementation of SFAS133(i)	0	226
Deferral of gain on divestiture(i)	300	(21)
Deferred income(i)	(25)	(53)
Capital raising and financing costs(i)	(21)	0
Asset backed securitization(i)	151	0
Investment in equity method investee(i)	24	(39)
Effects of full consolidation of Debis(i)	(34)	(154)
Unrealized gains on marketable securities(iv)	0	(304)
Other differences(i)	20	113
Differing effects of income tax(i)	(4,626)	(368)
Net income (loss) in accordance with U.S. GAAP	**(5,059)**	**151**
Basic and diluted EPS under U.S. GAAP (see note 18(c))	**(1.22)**	**0.05**

(i) These reconciling items between German and U.S. GAAP are generally consistent with prior year reconciling items. For a detailed description of these reconciling items, please refer to the Company's report on Form 20-F/A for the year ended December 31, 2001, on June 18, 2002.

(ii) During 2002, under German GAAP the company recorded unscheduled write-offs of datalines because of decreasing replacement costs. These write-offs (228 million €) did not meet the criteria for impairment under U.S. GAAP. Accordingly, this entry was not recorded for U.S.GAAP purposes.

(iii) Under German GAAP, Deutsche Telekom recorded additional reserves of EUR 145 million on certain fixed assets related to expected losses on future sales of those assets. As the assets do not meet the criteria of "Assets Held for Sale" under FAS 144, these reserves were reversed for U.S. GAAP purposes.

(iv) During 2001, Deutsche Telekom sold its shares in Sprint. Its Sprint FON shares were sold in the second quarter, and its Sprint PCS shares were sold in the third quarter. The shares were originally purchased as Sprint corporation shares in 1996 and were subsequently converted when Deutsche Telekom received two Sprint PCS shares and Sprint FON share for each share of Sprint it held. For U.S. GAAP purposes, the historical cost basis was allocated based on the relative fair values of the holdings at the time of the spin-off conversion. The Sprint FON shares which were sold in the second quarter had a higher costs basis of EUR 304 million for U.S. GAAP purposes, resulting in a lower gain. The Company divested its investments in Sprint PCS in the third quarter of 2001 with no differences in the total gain recognized through the nine months ended September 30, 2001 for U.S. GAAP and German GAAP.

The following table summarizes the principal adjustments to reconcile shareholders' equity under German GAAP to the amounts that would have been reported had U.S. GAAP been applied.

	As of	
	June 30, 2002	December 31, 2001
	millions of EUR	
Shareholders' equity in accordance with German GAAP	**55,200**	**66,301**
Reconciliation to U.S. GAAP		
Valuation adjustments of fixed assets [a] [b] [c]	3,719	3,235
UMTS licenses [a]	4,405	2,963
Internally developed software [a]	448	438
Dilution gains [a]	1,345	1,345
Goodwill and intangible asset differences [a]	3,425	2,672
Write-down of tradenames [a]	502	1,062
Unrealized gains on marketable securities [a]	514	580
Derivatives and related foreign exchange differences[a]	402	29
Implementation of SFAS 133 [a]	0	338
Financing of fixed assets [b]	(63)	(42)
Accruals for personnel restructuring[a]	22	22
Deferral of gain on divestiture[a]	(21)	(321)
Deferred income [a]	(1,112)	(1,144)
Asset backed securitization [a]	80	(71)
Investment in equity method investee [a]	(111)	(117)
Effects of full consolidation of Debis [a]	0	(410)
Other differences[a]	(136)	82
Differing effects of income tax [a]	(2,190)	2,049
Minority interest [a]	(3,330)	(5,307)
Shareholders' equity in accordance with U.S. GAAP	**63,099**	**73,704**

(a) These reconciling items between German and U.S. GAAP are generally consistent with prior year reconciling items. For a detailed description of these reconciling items, please refer to the Company's report on Form 20-F for the year ended December 31, 2001, as amended on June 18, 2002.

(b) During 2002, under German GAAP the company recorded unscheduled write-offs of datalines because of decreasing replacement costs. These write-offs (228 million €) did not meet the criteria for impairment under U.S. GAAP. Accordingly, this entry was not recorded for U.S.GAAP purposes.

(c) Under German GAAP, Deutsche Telekom recorded additional reserves of EUR 145 million on certain fixed assets related to expected losses on future sales of those assets. As the assets do not meet the criteria of "Assets Held for Sale" under FAS 144, these reserves were reversed for U.S. GAAP purposes.

(b) Consolidated statement of comprehensive income (loss)

In addition to the contents of the financial statements, which must be disclosed in accordance with German GAAP, comprehensive income (loss) must be disclosed under U.S. GAAP. Comprehensive income(loss) covers certain changes to the shareholders' equity not affecting net income(loss) and not related to capital payments, dividend payments or similar transactions with the shareholders.

	Six months ended	
	June 30, 2002	June 30, 2001
	millions of EUR	
Net income (loss) in accordance with U.S. GAAP	**(5,059)**	**151**
Other comprehensive income (loss):		
Currency translation	(4,048)	745
Losses from cash flow hedges	(14)	(42)
Unrealized gains on marketable securities	(63)	357
Reclassification adjustments for gains included in net income	25	(717)
Other comprehensive income (loss)	(4,100)	343
Total comprehensive income (loss)	**(9,159)**	**494**

(c) Earnings(loss) per share

The computation of basic and diluted earnings(loss) per share for net income(loss) is as follows (in millions of euro or millions of shares, except earnings(loss) per share):

DEUTSCHE TELEKOM AG
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

	Six months ended	
	June 30, 2002	June 30, 2001
Net income – basic and diluted	(5,059)	151
Weighted average number of shares outstanding German GAAP	4,195	3,230
Adjustments[1)]	(38)	(7)
Weighted average number of shares outstanding U.S. GAAP – basic	4,157	3,223
Dilutive effect of options, warrants and exchange rights[2)]	-	3
Weighted average number of shares outstanding - diluted	4,157	3,226
Basic and diluted earnings loss per share in accordance with U.S. GAAP	(1.22)	0.05

1) Under U.S. GAAP, the weighted average number of shares outstanding has been adjusted to eliminate 38 million weighted average shares at June 30, 2002 and 7 million weighted average shares at June 30, 2001 held in a trust, which are considered issued and outstanding for German GAAP but not for U.S. GAAP.

2) Stock options, warrants and exchange rights issued in connection with the acquisition of VoiceStream and Powertel

Options issued by Deutsche Telekom AG in connection with the stock option plans approved in 2000 and 2001 as of June 30, 2002 and June 30, 2001, respectively, were not included in the computations of diluted earnings per share because the options' underlying exercise prices were greater than the average market prices for Deutsche Telekom ordinary shares for the periods presented.

Earnings(loss) per share for each period presented were calculated using the weighted average ordinary shares outstanding for each of the six month period ending June 30, 2002 and 2001.

(d) Recently issued U.S. GAAP accounting standards

On January 1, 2002, Deutsche Telekom adopted new U.S. accounting standards addressing the treatment of business combinations and of goodwill and other intangible assets (SFAS 141 and 142). Upon adoption, as required by SFAS 142, Deutsche Telekom ceased amortizing goodwill as well as the U.S. FCC spectrum licenses used by Deutsche Telekom's subsidiaries VoiceStream and Powertel, as these licenses are deemed to have an indefinite life.

Deutsche Telekom is required to assess goodwill and intangible assets with an indefinite life for impairment annually, or when indications of impairment exist. In assessing whether the goodwill of a reporting unit shall be tested for impairment between annual tests, Deutsche Telekom's considerations include the effects of significant adverse changes in legal factors; market and economic conditions; the results of the Group companies' operational performance and strategic plans; adverse actions by regulators; unanticipated competition and changes in market share; the potential for the sale or disposal of a significant portion of a reporting unit; and its market capitalization to the extent that stock market price trends are reflective of current industry conditions and expected long-term industry performance.

In line with the requirements of SFAS 142, Deutsche Telekom conducted its transitional impairment tests with respect to goodwill and its FCC spectrum licenses in the first half year of 2002 and concluded, based on the results of the transitional impairment test, that these assets were not impaired as of January 1, 2002. The company has scheduled its annual impairment test as required under SFAS 142 for the second half of 2002.

The following table reconciles reported net income (loss) and basic and diluted earnings (loss) per share under U.S. GAAP in the period to exclude amortization related to goodwill and intangible assets, net of any related tax effects, assuming the adoption of SFAS 142 had occurred on January 1, 1999:

DEUTSCHE TELEKOM AG
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

	Six months ended June 30,		Year ended December 31,		
	2002	2001	2001	2000	1999
	millions of EUR (except per share data)				
Reported net income (loss)	(5,059)	151	523	9,269	1,513
Add back: Goodwill amortization, net of tax	0	1,248	2,968	608	275
Add back: License amortization, net of tax	0	49	336	0	0
Adjusted net income (loss)	(5,059)	1,447	3,827	9,877	1,788
Basic and diluted earnings (loss) per share:					
Reported net income	(1.22)	0.05	0.14	3.06	0.52
Goodwill amortization	0	0.39	0.81	0.20	0.10
License amortization	0	0.02	0.09	0	0
Adjusted net income (loss)	(1.22)	0.45	1.04	3.26	0.62

The following table reflects the components of amortizable intangible assets for U.S. GAAP purposes as of June 30, 2002 and December 31, 2001:

	June 30, 2002		December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	millions of EUR	millions of EUR	millions of EUR	millions of EUR
Amortized intangible assets:				
UMTS licenses	17,315	0	16,711	0
Other intangible assets	10,704	5,129	11,535	3,879
Total amortized intangible assets	28,019	5,129	28,246	3,879

The U.S. GAAP carrying value of goodwill as of June 30, 2002 and December 31, 2001 was EUR 40.3 billion and EUR 43.1 billion, respectively. The decrease in goodwill at June 30, 2002 is principally related to foreign currency translation. Deutsche Telekom's U.S. GAAP carrying value of non-amortizable intangible assets, mainly comprised of FCC licenses, amounted to EUR 20.8 billion and EUR 23.2 billion at June 30, 2002 and December 31, 2001.

Amortization expense for the six months ended June 30, 2002 under U.S. GAAP was EUR 1.2 billion. For U.S. GAAP purposes, estimated amortization expense for amortizable intangible assets for the remainder of 2002 and the five succeeding fiscal years is as follows:

	Amount billions of EUR
For the remainder of 2002	1.3
For the years ending December 31,	
2002	2.4
2003	1.5
2004	1.8
2005	1.4
2006	1.3
2007	1.1

The above table represents Deutsche Telekom's estimate regarding future scheduled U.S. GAAP amortization of amortizable intangible assets as they are on Deutsche Telekom's balance sheet as of June 30, 2002. It is therefore possible that future amortization charges for amortizable intangible assets will be higher, as the above figures do not include the impact of any future investments or capital expenditure in intangible assets. Unscheduled adjustments to the carrying values of amortizable intangible assets may affect this table, and there can be no assurance that such unscheduled adjustment will not occur.

Currently, for U.S. GAAP purposes Deutsche Telekom's UMTS licenses are not amortized. Deutsche Telekom will start amortizing these licenses as soon as the relevant UMTS networks become operable. In total, the carrying value of Deutsche Telekom's UMTS licenses for U.S. GAAP purposes is EUR 17.3 billion. For purposes of this presentation, commencement of amortization was assumed to roll out in phases beginning the third quarter of 2003 with the final roll out in the first quarter of 2005. At the time when amortization of UMTS licenses starts, we expect that the remaining useful lives will be between 17 and 18 years. Deutsche Telekom can offer no assurances that its UMTS networks will become operable at these times, as the commencement of operations depends on many factors, including some which depend on third parties over whom Deutsche Telekom has limited or no control.

The estimated fair value of the business of Deutsche Telekom's reporting units, as determined on a discounted cash flow basis at January 1, 2002, exceeded the carrying value of those reporting units. However, it appears that a value based solely on the current share price level of Deutsche Telekom would be substantially lower than the aggregate fair value of all reporting units and other assets of the Group determined on the discounted cash flow basis at January 1, 2002. Deutsche Telekom's lower market capitalization may be indicative of impairment of its goodwill, licenses, or both, to the extent its share price reflects lower long-term prospects for the industry rather than short-term market forces. At June 30, 2002, Deutsche Telekom's assessment is that the trend toward its lower market capitalization did not constitute sufficient evidence of changes in general industry circumstances that would more likely than not reduce the fair value of Deutsche Telekom's reporting units below their carrying values, thus triggering the need for an impairment test. Over time, Deutsche Telekom expects that the underlying assumptions used and the fair values determined using discounted cash flow and market price valuation methods will tend to converge as more information becomes available. Deutsche Telekom's annual SFAS 142 impairment review is scheduled to be carried out in the second half of the year. Results of this review may require the company to write-down goodwill or other intangible assets.

In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". The objective of this statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and accreted to its present value each period.

The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the asset's useful life. The Company will be required to adopt this statement effective January 1, 2003. Deutsche Telekom is currently determining the impact of the adoption of SFAS 143 on its results of operations, financial position and cash flows.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, this statement rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt", which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. In addition, SFAS 145 requires sales-lease back treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. Deutsche Telekom will be required to adopt the provisions of this statement related to the rescission of SFAS 4 no later than January 1, 2003. Since Deutsche Telekom prepares only a U.S. GAAP reconciliation and not a U.S. GAAP conforming income statement, the reclassification of gains and losses from extinguishment of debt does not have an impact on Deutsche Telekom's financial statements. The remainder of the statement is generally effective for transactions occurring after May 15, 2002. Deutsche Telekom does not expect that the adoption of SFAS 145 will have a material impact on Deutsche Telekom's results of operations, financial position or cash flows.

On June 28, 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities". This statement addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities. This statement includes the restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)," costs related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated – nullifying the guidance under EITF 94-3. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Under SFAS 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. Previously issued financial statements will not be restated. The provisions of EITF 94-3 shall continue to apply for exit plans initiated prior to the adoption of SFAS 146. Accordingly, the initial adoption of SFAS 146 will not have an effect on Deutsche Telekom's results of operations, financial position or cash flows. However, liabilities associated with future exit and disposal activities will not be recognized until actually incurred.

Note (19) Segment information in accordance with SFAS 131

The composition of the segments was adjusted in the first quarter of 2002 to bring them in line with the new structure resulting from the repositioning of the T-Com and T-Systems divisions. The national carrier services business, which used to belong to T-Systems, became part of the T-Com division as of January 1, 2002. In return, the international carrier services business, previously part of T-Com, and international network infrastructure were assigned to the T-Systems division. Furthermore, MATAV, Slovenske Telekomunikacie and Hrvatske telekomunikacije which had previously been assigned to "Other", were made part of the T-Com segment as of January 1, 2002; prior-year figures have been adjusted accordingly. All segment information in this report has been prepared in accordance with the U.S. Statement of Financial Accounting Standard 131 (SFAS 131) and the German Accounting Standard No. 3, "Segment Reporting" (DRS 3).

The following tables give an overall summary of Deutsche Telekom's segments for first halves of both 2002 and 2001. In addition to the details of the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Net interest expense was allocated to the T-Mobile segment in the previous year which is not included in the consolidated financial statements of T-Mobile International.

DEUTSCHE TELEKOM AG
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Segment information by group business area for the first six months of 2002 and 2001 in accordance with SFAS 131 is as follows:

	Net revenue	Revenue between segments	Total revenue	Depreciation and amortization	Net interest expense [1]	Income (loss) related to associated and related companies	Income before taxes
	June 30, 2002 June 30, 2001	**June 30, 2002** June 30, 2001	**June 30, 2002** June 30, 2001	**June 30, 2002** June 30, 2001	**June 30, 2002** June 30, 2001	**June 30, 2002** June 30, 2001	**June 30, 2002** June 30, 2001
	millions of EUR	millions of EUR	millions of EUR	millions of EUR	millions of EUR	millions of EUR	millions of EUR
T-Com	**12,526**	**2,313**	**14,839**	**(2,694)**	**(353)**	**(292)**	**1,643**
	12,402	2,292	14,694	(2,604)	(252)	5	2,182
T-Systems	**3,869**	**1,618**	**5,487**	**(1,010)**	**(21)**	**(14)**	**(536)**
	3,976	1,710	5,686	(662)	48	(6)	(263)
T-Mobile	**8,412**	**728**	**9,140**	**(3,459)**	**(456)**	**(144)**	**(1,500)**
	5,237	736	5,973	(1,764)	(1,117)	(108)	(1,614)
T-Online	**786**	**78**	**864**	**(96)**	**65**	**(11)**	**40**
	656	51	707	(102)	89	(14)	(79)
Other segments	**161**	**1,762**	**1,923**	**(640)**	**(1,323)**	**(381)**	**(2,713)**
	197	2,136	2,333	(548)	(826)	42	163
Re-conciliation	**0**	**(6,499)**	**(6,499)**	**25**	**5**	**(5)**	**(179)**
	0	(6,925)	(6,925)	11	(24)	(1)	(27)
Group	**25,754**	**0**	**25,754**	**(7,874)**	**(2,083)**	**(847)**	**(3,245)**
	22,468	0	22,468	(5,669)	(2,082)	(82)	362

[1] Adjusted to reflect the 2002 reporting structure.

Deutsche Telekom's non-current assets as of December 31, 2001 on the new segment basis were as follows:

December 31, 2001 millions of EUR	T-Mobile [1]	T-Online	T-Systems(1)	T-Com	Other	Recon-ciliation	Group
Total	86,704	983	5,807	36,109	17,237	(124)	146,716

[1] Adjusted to reflect the 2002 reporting structure.

Segment Reorganization

After the change in the composition and designation of segments the new defined areas of activities are as follows:

T-Com

In the four-pillar structure, T-Com serves 41 million residential customers and approximately 350,000 small and medium-sized enterprises in Germany. T-Com continues to manage the entire international interconnection business, the remaining broadband cable business, most of the value-added services and all of the terminal equipment business operated via T-Com Sales. As part of the provision of services between the segments, T-Com provides its network platform for the other divisions at market-oriented prices. This segment also includes several foreign subsidiaries and affiliates, including MATAV Rt., Budapest and Slovenske Telekomunikacie a.s., Bratislava.

T-Systems

T-Systems serves Deutsche Telekom's domestic and international key account customers. T-Systems offers integrated services in the convergence sector of information technology (IT) and telecommunications . With debis Systemhaus, Deutsche Telekom has become the second largest systems solutions provider in Europe and is in a position to offer its customers not only information technology and telecommunications solutions, but also e-business systems solutions from a single source.

T-Mobile

T-Mobile's business includes all the activities of the T-Mobile International AG group. Via its subsidiaries, T-Mobile currently provides mobile communications services in Germany, the United Kingdom, the U.S., Austria and the Czech Republic and has shareholdings in mobile communications companies in Poland, the Netherlands, Russia and Canada. T-Mobile Germany, T-Mobile UK, VoiceStream / Powertel, T-Mobile Austria, RadioMobil and T-Motion are consolidated along with their parent company, T-Mobile International AG.

T-Online

The T-Online division consists of T-Online International AG as well as Deutsche Telekom Medien GmbH. T-Online International AG is one of Europe's largest online providers, measured in terms of number of subscribers and turnover. It is represented with its companies in Germany, France, Spain, Portugal, Austria and Switzerland. T-Online International AG concentrates on the growth areas of access and portals (advertising / e-commerce). Deutsche Telekom Medien GmbH concentrates on the editing and publishing of all of Deutsche Telekom's telecommunications directories and works with subsidiaries of T-Online International AG. As part of its strategic focus, the goal of the T-Online division is to develop from an Internet access provider to a content-focused Internet media network.

Other

The segment "Other" combines a variety of Group units whose activities are not assigned directly to an individual division. These include Deutsche Telekom's headquarters, competence centers, such as customer billing, and its real estate management companies.

Note (20) Acquisition of Remaining Minority Interest in debis Systemhaus

On March 4, 2002 the Company acquired the remaining 49.9% of debis Systemhaus for EUR 4.7 billion. The Company had previously consolidated this entity for purposes of financial statement presentation.

Note (21) Subsequent Events

In September 2002, the Company acquired the remaining 50% plus 1 share in BEN Nederland Holding B.V. ("BEN") for EUR 1.7 billion. In connection with this acquisition, the Company issued medium term notes as follows:

Notional amount	Interest rates	Maturity
EUR 500,000,000	5.50%	September 2005
EUR 500,000,000	5.25%	September 2004
EUR 350,000,000	Euribor3M+1.7%	January 2005
GBP 250,000,000*	7.125%	September 2012

*The interest rate on the British pound MTN is subject to the same adjustments as the interest rates on bonds issued in May 2002 (see above).

The Company had previously accounted for its 50% less on share of BEN by the equity method of accounting.

DEUTSCHE TELEKOM AG
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The aggregate preliminary purchase price allocation in accordance with German GAAP is as follows:

	(millions of EUR)
Consideration and merger costs:	
Cash payment	1,723
Fair value of liabilities assumed inclusive of minority interest	321
Total consideration and merger costs	2,044
Allocation of purchase price:	
Current assets	75
Property, plant and equipment	233
Licenses and other intangibles	250
Goodwill	1,486
Total allocation of purchase price:	2,044

Unaudited pro forma financial statements are included in this report filed on Form 6-K to show the effect of this acquisition on the Company as if it had occurred at the beginning of each period presented.

ANNEX I

BEN NEDERLAND HOLDING B.V.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

BEN NEDERLAND HOLDING B.V.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

CONTENTS **Page**

DIRECTORS

R.G.W. Holekamp
S.M. Fries
J.J.A. van Leeuwen

BEN NEDERLAND HOLDING B.V.

CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
(Amounts expressed in thousands of Euros)

	June 30, 2002 €'000	Dec. 31, 2001 €'000
ASSETS		
FIXED ASSETS		
Intangible fixed assets	545,598	548,075
Tangible fixed assets	467,074	460,752
Financial fixed assets	9	-
Total fixed assets	**1,012,681**	**1,008,827**
CURRENT ASSETS		
Short term loans	3,453	2,680
Receivables	89,824	83,715
Inventory	18,442	13,064
Cash and bank balances	38,188	26,251
Total current assets	**149,907**	**125,710**
TOTAL ASSETS	**1,162,588**	**1,134,537**
SHAREHOLDERS' EQUITY & LIABILITIES		
SHAREHOLDERS' EQUITY		
Share capital	90,756	90,756
Additional paid-in capital	1,138,781	1,138,781
Retained earnings/(deficit)	(620,988)	(422,122)
Net income/(loss) for the period	(88,056)	(198,866)
	520,493	**608,549**
CURRENT LIABILITIES	642,095	525,988
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**1,162,588**	**1,134,537**

The accompanying notes form an integral part of these financial statements.

BEN NEDERLAND HOLDING B.V.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE 6 MONTHS ENDED JUNE 30, 2002 AND 2001

(Amounts expressed in thousands of Euros)

	2002 €'000	2001 €'000
Net sales	237,531	213,538
Goods & services purchased	(112,112)	(140,501)
Personnel expenses	(28,157)	(22,782)
Depreciation and amortisation	(55,881)	(36,478)
Other operating expenses	(120,869)	(140,575)
Operating loss	(79,488)	(126,798)
Net financial expense	(8,568)	(3,793)
Net loss	**(88,056)**	**(130,591)**

The accompanying notes form an integral part of these financial statements.

BEN NEDERLAND HOLDING B.V.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS
FOR THE 6 MONTHS ENDED JUNE 30, 2002 AND 2001
(Amounts expressed in thousands of Euros)

	2002 €'000	2001 €'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Result after taxation for the period	**(88,056)**	**(130,591)**
Adjustments:		
Depreciation of tangible and intangible fixed assets	55,881	36,478
Changes in working capital:		
Decrease /(increase) in inventory	(5,378)	(406)
Decrease /(increase) in receivables	(6,109)	(31,384)
Increase in short term loans	(773)	1,887
Increase in current liabilities exclusive of shareholder loans	(11,960)	(15,687)
Net cash used by operating activities	**(56,395)**	**(139,703)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in tangible fixed assets	(37,685)	(37,217)
Disposal of tangible fixed assets	57	162
Investment in intangible fixed assets	(22,127)	(6,538)
Disposal of intangible fixed assets	29	-
Investment in financial fixed assets	(9)	23
Net cash used by investing activities	**(59,735)**	**(43,570)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid in capital	-	-
Loans from shareholders	128,167	191,078
Net cash provided by financing activities	**128,067**	**191,078**
NET INCREASE /(DECREASE)	**11,937**	**7,805**
Cash and cash equivalents, beginning of period	**26,251**	**13,166**
Cash and cash equivalents, end of period	**38,188**	**20,971**

The accompanying notes form an integral part of these financial statements.

BEN NEDERLAND HOLDING B.V.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

1. ACTIVITIES

In accordance with Article 2 of its Articles of Association the principal activities of Ben Nederland Holding B.V. (the "Company") are to participate in, to finance, to collaborate with, to conduct the management of companies and enterprises active in the area of telecommunications and to provide advice and all other services.

Furthermore, the Company's objective is to exploit, to apply for and to hold all licenses required for establishing a full-scale mobile telecommunications business in the Netherlands and to maintain and operate a mobile telecommunications infrastructure in the Netherlands.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with principles of accounting generally accepted in the Netherlands.

Principles of consolidation

Group companies included in the consolidated accounts are those in which the Company exercises significant influence. All intercompany balances and transactions are eliminated on consolidation.

Group companies included in the consolidated accounts are as follows:

		Proportion of voting rights held	
	Domicile	30/6/2002	30/6/2001
BEN Nederland B.V.	The Hague	100 %	100%
BEN Klantenservice B.V.	The Hague	100 %	100%
3 G-Blue B.V.	The Hague	-	100%

3 G-Blue B.V. merged into Ben Nederland B.V. in October 2001.

Cash flow statement

The cash flow statement is prepared using the indirect method, in accordance with IAS 7.

Foreign currencies

Assets and liabilities at the balance sheet dates and transactions during the periods denominated in currencies other than the Euro are translated into Euro at the exchange rates ruling at year-end and at the time of the transaction, respectively. Exchange differences are taken to the profit and loss account.

Impairment of fixed assets

The carrying amounts of fixed assets are reviewed annually and written down where necessary for impairment.

Intangible fixed assets

Intangible fixed assets are stated at cost less amortisation calculated using the straight-line method over their estimated useful lives.

The DCS-1800 license, acquired in 1998, is carried at cost less amortisation on a straight-line basis over the term of the license (15 years).

The UMTS license is carried at cost. This license will be amortised on a straight-line basis, as from the launch of services to the end of the license period. The UMTS license runs through December 31, 2016.

Software licenses and capitalised software development costs are carried at cost less amortisation calculated using the straight-line method evenly over their useful lives of 3 years.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation calculated over their estimated useful lives using the straight-line method.

The annual depreciation rates are:

Installation, machinery and equipment	13%-33%
Furniture and fixtures	20%
Leasehold improvements	10%

Financial fixed assets

Participations of less than 20% equity interest are carried at cost less any provision needed for permanent impairment in value. Income derived from these participations is recognised only when dividends are declared.

Accounts receivable

Subscriber and other debtors are stated at nominal value less provision for doubtful debts.

Inventory

Inventory, consisting of packaging, handsets, sim-cards and reload vouchers, is carried at cost less provision for obsolete and slow-moving goods.

Revenue recognition

Revenues are recorded at the time the service is rendered. Revenues from services rendered are recorded net of discounts and VAT.

Deferred income tax

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

Deferred tax assets relating to the carry forwards of unutilised tax losses are recognised to the extent that it is probable that future taxable income will be available against which the unused tax losses can be utilised.

At June 30, 2002, losses available for carry forward (all indefinite) of € 709,044,000 were not recognised in determining the deferred tax asset.

Interest

It is the policy of the Company to expense interest as incurred.

3. FINANCIAL FIXED ASSETS

Financial fixed assets represent the 50% share in the joint venture (RANN B.V.) between Ben Nederland B.V. and Dutchtone B.V. The joint venture has been set up for the roll out of the 3G network.

4. INTANGIBLE FIXED ASSETS

	€'000
COST	
Balance at January 1, 2002	628,980
Additions	22,127
Disposals	(37)
Balance at June 30, 2002	651,070
ACCUMULATED AMORTISATION	
Balance at January 1, 2002	(80,905)
Amortisation for the six months ended June 30, 2002	(24,575)
Disposals	8
Balance at June 30, 2002	(105,472)
Net book value at June 30, 2002	545,598

5. TANGIBLE FIXED ASSETS

	Installations, machinery and equipment	Furniture and fixtures	Leasehold improve-ments	Assets under con-struction	Total
	€'000	€'000	€'000	€'000	€'000
AT COST					
Balance at January 1, 2002	250,659	6,552	127,158	154,538	538,907
Additions	23,383	433	18,593	9,388	51,797
Disposals	(67)	-	(1)	-	(68)
Transfers from assets under construction	72,252	-	18,556	(104,920)	(14,112)
Balance at June 30, 2002	346,227	6,985	164,306	59,006	576,524
ACCUMULATED DEPRECIATION					
Balance at January 1, 2002	(54,879)	(2,482)	(20,794)	-	(78,155)
Charge for the period	(22,492)	(697)	(8,117)	-	(31,306)
Disposals	11	-		-	11
Balance at June 30, 2002	(77,360)	(3,179)	(28,911)	-	(109,450)
Net book value at June 30, 2002	268,867	3,806	135,395	59,006	467,074

Assets under construction mainly represent costs incurred in the design and construction of the Company's network.

6. RECEIVABLES

	June 30, 2002	Dec. 31, 2001
	€'000	€'000
Third party receivables	82,098	80,758
Prepaid expenses	5,526	1,034
Taxation	2,192	1,923
Other receivables	8	-
	89,824	83,715

7. ISSUED SHARE CAPITAL

The total authorised share capital consists of 500,000,000 shares each having a nominal value of € 0,45 (NLG 1), of which 199,999,998 have been issued and fully paid at June 30, 2002 (2001: € 90,756,042).

8. CURRENT LIABILITIES

	June 30, 2002	Dec. 31, 2001
	€'000	€'000
Loans from shareholders	507,912	379,845
Trade creditors	99,447	112,787
Accruals and other creditors	4,882	23,904
Deferred income	23,922	-
Tax and social security	5,932	9,452
	642,095	525,988

9. OTHER OPERATING EXPENSES

	June 30, 2002 (6 months) €'000	June 30, 2001 (6 months) €'000
Selling and marketing expenses	55,577	78,626
General and administrative expenses	65,292	61,949
	120,869	140,575

10. EMPLOYEES

Personnel expenses include social security costs of € 2,196,216 (2001: € 1,798,514) and pension costs of € 1,739,051 (2001: € 1,901,637).

The group had an average of 1,332 employees during the six months ended June 30, 2002.

11. NET FINANCIAL INCOME/(EXPENSE)

	June 30, 2002 (6 months) €'000	June 30, 2001 (6 months) €'000
Interest and similar income	416	213
Interest and similar expense	(8,671)	(4,262)
Foreign exchange gain/(loss)	55	23
Other financial income/(expense)	368	233
	(8,568)	(3,793)

Interest expense primarily relates to that payable on shareholder financing.

12. RECONCILIATION TO U.S. GAAP

The consolidated financial statements of Ben Nederland Holding B.V. have been prepared in accordance with Dutch GAAP, which differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the balance sheet as of June 30, 2002 and the net loss for each of the six months ended June 30, 2002 and 2001 to the extent described below.

A description of the material differences between Dutch GAAP and U.S. GAAP as they relate to the Company are discussed below in further detail.

(1) Capitalisation of interest on Assets under construction and Mobile communication licences.

a) Under Dutch GAAP capitalisation of interest accumulated from borrowings during the asset construction period is voluntary. Under U.S. GAAP, interest accumulated on borrowings during the asset construction period is capitalised and is amortized once the respective assets are placed in operation, resulting in a decrease in the net loss of € 602,000 and an increase in the net loss of € 469,000 for the six months ended June 30, 2002 and 2001, respectively.

b) Under Dutch GAAP, interest costs related to the financing of the mobile communications licenses are expensed as incurred. Under U.S. GAAP, the licenses are considered an inextricable part of the network used to provide the actual services and accordingly interest costs related to the financing of the licenses during the network construction period are capitalized as part of network cost. This results in a decrease in net loss of € 7,526,000 and € 4,261,000 for the six months ended June 30, 2002 and 2001, respectively.

(2) Technical equipment lease

During 1999, the Company entered into a sales lease back transaction relating to certain technical equipment in use by the Company. Under Dutch GAAP, the net cash received was recognized as other operating revenues. Under U.S. GAAP, the gross cash received of € 65.6 million and payment of liabilities of € 61.7 million are recognized on the balance sheet and the net cash gain on the transaction is recognized as other income over the lease term of 16 years.

(3) Vendor penalties

During 1998 and 1999 the Company received penalties from a vendor as the vendor failed to meet certain contractual requirements with respect to the roll out of the network. These payments relate to refunds on amounts paid for network assets purchased. Under Dutch GAAP these amounts are recorded as income. Under U.S. GAAP these payments are recorded as a deduction from the cost of the network assets, resulting in a reduction in net income and in the carrying value of network assets of € 13.2 million in 1998 and € 4.6 million in 1999.

Under U.S. GAAP, the depreciation expense related to these assets is reduced by € 1.3 million and € 1.3 million for the 6 months ended June 30, 2002 and 2001, respectively.

(4) **Vendor vouchers**

During the first quarter of 2002 the Company reached an agreement with a vendor that resulted in a credit of € 30 million being granted on network equipment purchased between the fourth quarter of 2000 and the fourth quarter of 2001. This credit will be received by the Company in eight quarterly installments of € 3.75 million commencing in the first quarter of 2002 and ending in the fourth quarter of 2003.

For Dutch GAAP purposes the Company recorded two installments of € 3.75 million as a credit to tangible fixed assets with capitalisation date of January 1, 2002. Under U.S. GAAP the total amount of € 30 million is recorded as a credit to tangible fixed assets, resulting in a reduction of depreciation expense, under U.S. GAAP, of € 1.6 million for the 6 months ended June 30, 2002.

The effect of these items is set out in the following tables.

Reconciliation of net loss from Dutch GAAP to U.S. GAAP:
(Amounts in € '000)

		June 30, 2002	June 30, 2001
		(6 months)	(6 months)
Net loss as reported under Dutch GAAP		**(88,056)**	**(130,591)**
Interest capitalisation	(1)	8,128	3,792
Technical equipment lease	(2)	125	125
Vendor penalties	(3)	1,271	1,271
Vendor vouchers	(4)	1,607	-
Net loss in accordance with U.S. GAAP		**(76,925)**	**(125,403)**

Reconciliation of shareholders' equity from Dutch GAAP to U.S. GAAP
(Amounts in € '000)

		June 30, 2002	Dec. 31, 2001
Shareholders' equity in accordance with Dutch GAAP		**520,493**	**608,549**
Interest capitalisation	(1)	34,310	26,181
Technical equipment lease	(2)	(3,250)	(3,375)
Vendor penalties	(3)	(8,285)	(9,555)
Vendor vouchers	(4)	1,607	-
Shareholders' equity in accordance with U.S. GAAP		**544,875**	**621,800**

ANNEX II

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements combine the historical consolidated balance sheet of Deutsche Telekom AG ("Deutsche Telekom") and Ben Nederland Holding B.V. ("BEN") and the statements of operations of Deutsche Telekom, VoiceStream Wireless Corporation ("VoiceStream"), and BEN. Deutsche Telekom merged with VoiceStream effective May 31, 2001 in a transaction accounted for as a purchase business combination. Further, effective September 30, 2002 Deutsche Telekom is acquiring the remaining 50 percent plus one share in BEN through T-Mobile International AG, a wholly owned subsidiary of Deutsche Telekom. These pro forma financial statements give effect to the Deutsche Telekom/VoiceStream merger and the acquisition by T-Mobile International of the remaining 50 percent plus one share in BEN, as if the combinations had occurred on January 1, 2001.

We derived this information from the audited consolidated financial statements of Deutsche Telekom and BEN for the year ended December 31, 2001, the interim unaudited condensed consolidated financial statements of Deutsche Telekom and BEN as of and for the six months ended June 30, 2002, and the audited statement of operations of VoiceStream for the five months ended May 31, 2001. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes of Deutsche Telekom, VoiceStream, and BEN, and other information included in this filing or incorporated by reference.

The VoiceStream statement of operations has been converted from U.S. GAAP to German GAAP to be presented on a consistent basis with Deutsche Telekom. The BEN balance sheet and statements of operations have been converted from Dutch GAAP to German GAAP to be presented on a consistent basis with Deutsche Telekom. The accounting policies of Deutsche Telekom, VoiceStream, and BEN are substantially comparable, although certain reclassifications have been made to VoiceStream's and BEN's historical presentation to conform to Deutsche Telekom's financial statement presentation. These reclassifications do not materially impact VoiceStream's or BEN's result of operations for the periods presented.

These unaudited pro forma condensed combined balance sheet and statements of operations have been prepared in accordance with German GAAP, which is reconciled to U.S. GAAP. The differences between German GAAP and U.S. GAAP are summarized in the accompanying Notes 14, 15, and 16.

These unaudited pro forma condensed combined balance sheet and statements of operations are for illustrative purposes only. Deutsche Telekom, VoiceStream, and BEN may have performed differently had they always been combined. You should not rely on the unaudited pro forma condensed combined balance sheet and statements of operations as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined companies will experience after the combinations.

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(BEN ACQUISITION)
As of June 30, 2002
(In euros)
(In millions)

	Deutsche Telekom Note 1	As Reported BEN Adjusted for German GAAP Notes 2 and 18	BEN Acquisition Adjustments		Pro forma Deutsche Telekom and BEN
ASSETS					
Non-Current Assets					
Intangible assets	74,616	500	2,043	(3)	77,159
Property, plant and equipment	55,877	467	—		56,344
Financial assets	5,800	—	(794)	(4)	5,006
	136,293	967	1,249		138,509
Current Assets					
Inventories	1,624	18	—		1,642
Receivables	6,495	86	(254)	(5)	6,327
Other assets	3,948	—	—		3,948
Marketable securities	577	—	—		577
Liquid assets	1,806	38	—		1,844
	14,450	142	(254)		14,338
Prepaid expenses, deferred charges and deferred taxation	1,362	8	—		1,370
	152,105	1,117	995		154,217
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' Equity					
Capital shares	10,746	91	(91)	(6)	10,746
Additional paid-in capital	50,073	1,139	(1,139)	(6)	50,073
Retained earnings (deficit)	(166)	(655)	655	(6)	(166)
Unappropriated net loss carried forward from previous year	(4,892)	—	—		(4,892)
Net loss	(3,891)	(100)	100	(7)	(3,891)
Minority interest	3,330	—	—		3,330
	55,200	475	(475)		55,200
Accruals					
Pension and similar obligations	3,755	—	—		3,755
Other accruals	14,612	77	—		14,689
	18,367	77	—		18,444
Liabilities					
Debt	66,910	—	1,977	(8)	68,887
Other liabilities	10,706	541	(507)	(9)	10,740
	77,616	541	1,470		79,627
Deferred income	922	24	—		946
	152,105	1,117	995		154,217
Shareholders' Equity Under German GAAP	55,200	475	(475)		55,200
U.S. GAAP reconciling items (Note 14)	7,899	70	(23)		7,946
Shareholders' Equity Under U.S. GAAP	63,099	545	(498)		63,146

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(BEN ACQUISITION)
For the Six Months Ended June 30, 2002
(In euros)
(In millions, except per share amounts)

	Deutsche Telekom Note 1	As Reported BEN Adjusted for German GAAP Notes 2, 19	BEN Acquisition Adjustments		Pro forma Deutsche Telekom and BEN
Net revenue	25,754	238	—		25,992
Other own capitalized costs	484	—	—		484
Total operating performance	26,238	238	—		26,476
Other operating income	1,780	—	—		1,780
Goods and services purchased	(6,847)	(112)	—		(6,959)
Personnel costs	(6,498)	(28)	—		(6,526)
Depreciation and amortization	(7,874)	(68)	(89)	(11)	(8,031)
Other operating expenses	(7,114)	(121)	—		(7,235)
Financial income (expenses), Net	(2,930)	(9)	(6)	(12a)	(2,945)
Results from ordinary business Activities	(3,245)	(100)	(95)		(3,440)
Taxes	(490)	—	33	(13)	(457)
Loss after taxes	(3,735)	(100)	(62)		(3,897)
Loss applicable to minority shareholders	(156)	—	—		(156)
Net loss	(3,891)	(100)	(62)		(4,053)
U.S. GAAP reconciling items (Note 15)	(1,168)	23	110		(1,035)
Net income (loss) in accordance with U.S. GAAP	(5,059)	(77)	48		(5,088)
Loss per share under German GAAP (Note 17)	(0.93)				(0.97)
Basic and diluted earnings (loss) per share under U.S. GAAP (Note 17)	(1.21)				(1.22)

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (VOICESTREAM AND BEN ACQUISITIONS)

For the Year Ended December 31, 2001

(In euros)

(In millions, except per share amounts)

	Deutsche Telekom Note 1	VoiceStream January 1, 2001 through May 31, 2001 Notes 2, 21	VoiceStream Merger Adjustments		Pro forma Deutsche Telekom and VoiceStream	As Reported BEN Adjusted for German GAAP Notes 2, 20	BEN Acquisition Adjustments		Pro forma Deutsche Telekom, VoiceStream, and BEN
Net revenue	48,309	1,377	—		49,686	448	—		50,134
Other own capitalized costs	879	70	—		949	—	—		949
Total operating performance	49,188	1,447	—		50,635	448	—		51,083
Other operating income	6,619	9	—		6,628	—	—		6,628
Goods and services purchased	(13,477)	(502)	—		(13,979)	(521)	—		(14,500)
Personnel costs	(12,114)	(313)	50	(10)	(12,377)	(41)	—		(12,418)
Depreciation and amortization	(15,221)	(648)	(750)	(11)	(16,619)	(99)	(174)	(11)	(16,892)
Other operating expenses	(12,151)	(998)	—		(13,149)	—	—		(13,149)
Financial income (expenses), net	(5,348)	(285)	(154)	(12c,d)	(5,787)	(10)	31	(12b)	(5,766)
Results from ordinary business activities	(2,504)	(1,290)	(854)		(4,648)	(223)	(143)		(5,014)
Taxes	(808)	(18)	68	(13)	(758)	—	54	(13)	(704)
Loss after taxes	(3,312)	(1,308)	(786)		(5,406)	(223)	(89)		(5,718)
Income applicable to minority shareholders	(142)	(5)	—		(147)	—	—		(147,095)
Net loss	(3,454)	(1,313)	(786)		(5,553)	(223)	(89)		(5,865)
U.S. GAAP reconciling items (Note 16)	3,607	42	635		4,284	38	(12)		4,310
Income (loss) in accordance with U.S. GAAP prior to cumulative effect of prior years from implementation of SFAS 133 (Note 16)	153	(1,271)	(151)		(1,269)	(185)	(101)		(1,555)
Loss per share under German GAAP (Note 17)	(0.93)				(1.30)				(1.42)
Basic and diluted earnings (loss) per share under U.S. GAAP before implementation of SFAS 133 (Note 17)	0.04				(0.30)				(0.38)

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

DEUTSCHE TELEKOM AG

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (VOICESTREAM AND BEN ACQUISITIONS)
(In euros, except as otherwise indicated)
(In millions, except per share amounts)

Note 1

These columns reflect Deutsche Telekom AG's ("Deutsche Telekom") historical unaudited condensed consolidated balance sheet as of June 30, 2002, unaudited condensed statements of operations for the six months ended June 30, 2002, and statements of operations for the year ended December 31, 2001, prepared and presented in accordance with German GAAP, and reconciled to U.S. GAAP.

On May 31, 2001, Deutsche Telekom completed the acquisition of VoiceStream Wireless Corporation ("VoiceStream"). Accordingly, subsequent to the merger date, VoiceStream results are included in Deutsche Telekom's consolidated results. Pursuant to the VoiceStream merger agreement, VoiceStream shareholders received either 3.6693 shares of Deutsche Telekom stock and $15.73 (EUR 18.37) in cash, 3.6683 shares of Deutsche Telekom stock and $15.91 (EUR 18.58) in cash, or 3.7647 shares of Deutsche Telekom stock for each VoiceStream common share exchanged. The total purchase consideration was allocated to the estimated fair value of assets and liabilities acquired.

Effective September 30, 2002 Deutsche Telekom is acquiring the remaining 50 percent plus one share in BEN through T-Mobile International AG, a wholly owned subsidiary of Deutsche Telekom, for cash consideration of EUR 1.7 billion, bringing Deutsche Telekom's total interest in BEN to 100 percent. We have previously accounted for our 50 percent less one share in connection with the March 2000 acquisition of BEN by the equity method of accounting. For purposes of these unaudited pro forma condensed combined financial statements, we have combined 100 percent of BEN's balance sheet as of June 30, 2002 and 100 percent of BEN's results of operations for the six months ended June 30, 2002 and the year ended December 31, 2001.

The aggregate purchase price and the purchase price allocations (preliminary for BEN) in accordance with German GAAP for 100 percent of VoiceStream and 50 percent plus one share in BEN are as follows:

	VoiceStream	BEN
Consideration and merger costs:		
Total value of shares issued in merger (a)	24,881	—
Cash payments	4,938	1,723
Fair value of options and warrants converted	268	—
Fair value of liabilities assumed inclusive of minority interest	20,622	321
Merger related costs	185	—
Total consideration and merger costs	50,894	2,044
Allocation of purchase price:		
Current assets	2,062	75
Property, plant and equipment	3,923	233
Investments in unconsolidated affiliates	554	—
Licenses and other intangibles	23,055	250
Goodwill	21,300	1,486
Total allocation of purchase price	50,894	2,044

(a) Deutsche Telekom issued 986,551,622 shares in conjunction with the VoiceStream merger.

Note 2

These columns reflect BEN's balance sheet as of June 30, 2002, and BEN's statements of operations for the six months ended June 30, 2002 and the year ended December 31, 2001, and VoiceStream's statement of operations for the five months ended May 31, 2001, prepared and presented in accordance with German GAAP, and reconciled to U.S. GAAP. The U.S. GAAP balance sheet and statement of operations of BEN as of and for the six months ended June 30, 2002, are derived from the unaudited BEN financial statements filed in this Current Report on Form 6-K. The U.S. GAAP statement of operations of BEN for the year ended December 31, 2001 is derived from the audited BEN financial statements provided in a Deutsche Telekom Current Report on Form 6-K dated May 23, 2002. The U.S. GAAP statement of operations of VoiceStream for the five month period ended May 31, 2001 is derived from the audited VoiceStream financial statements provided in a Deutsche Telekom Current Report on Form 6-K dated April 22, 2002. A summary of reconciling items between German GAAP and U.S. GAAP is disclosed in Notes 14, 15, and 16.

Certain reclassifications have been made to the historical financial information for VoiceStream and BEN to conform to Deutsche Telekom's financial statement presentation. These reclassifications do not materially impact VoiceStream and BEN's results of operations or financial position.

Note 3

The Deutsche Telekom/BEN acquisition will result in an allocation of the purchase price to the tangible and intangible assets and liabilities of BEN. The excess of the purchase price over the tangible net assets of BEN has been allocated to goodwill since no material intangible assets were identified in the preliminary purchase price allocation. The transaction is not expected to result in an incremental tax liability. The adjustment to intangible assets for the Deutsche Telekom/BEN acquisition relates to the goodwill resulting from the excess of the purchase price over the estimated fair value of the assets acquired as if the acquisition had occurred on June 30, 2002.

Note 4

This adjustment represents the elimination of Deutsche Telekom's initial investment in BEN, which was accounted for on an equity basis, and the elimination of the accumulated equity pickup in loss related to BEN through June 30, 2002 included in Deutsche Telekom's historical financial statements.

Note 5

As part of the BEN shareholder agreement, operating cash flow requirements of BEN are to be funded by its shareholders. At June 30, 2002, Deutsche Telekom had loans receivable from BEN aggregating to EUR 254 million which are eliminated.

Note 6

This adjustment represents the elimination of BEN's existing capital, additional paid-in capital, and accumulated deficit as of June 30, 2002.

Note 7

This adjustment represents the elimination of the loss of BEN for the six months ended June 30, 2002.

Note 8

This adjustment represents mainly the EUR 1.7 billion to be borrowed to fund the cash consideration of the Deutsche Telekom/BEN acquisition. Additionally, as part of the BEN shareholder agreement, upon Deutsche Telekom acquiring the remaining 50 percent plus one share in BEN through T-Mobile International, any loans from the shareholders selling their interests have to be repaid. This adjustment also includes the debt funding of EUR 254 million for the repayment of the loans outstanding from the selling shareholders.

Note 9

This adjustment eliminates EUR 507 million in loans payable to shareholders included in BEN's balance sheet at June 30, 2002 (See Note 5).

Note 10

As part of the Deutsche Telekom/VoiceStream merger agreement, Deutsche Telekom agreed to pay existing VoiceStream management and employees retention and incentive bonuses. The payments are recorded as expenses in the periods subsequent to the merger. Since these costs are non-recurring in nature, the associated compensation expense has been eliminated from the pro forma statement of operations.

Note 11

These adjustments represent additional depreciation and amortization expense on tangible and intangible assets resulting from the increased basis in these assets after the purchase price allocations. These tangible and intangible assets are being amortized over their useful lives as follows:

Property, plant and equipment	3 to 40 years
Goodwill	12 to 20 years
Licenses	15 to 20 years

See the discussion of the estimated effect in the year ended December 31, 2001 of the application of SFAS 142 related to the accounting for Goodwill and Licenses in Deutsche Telekom's financial statements in Note 41(f) of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001. See also the Current Report on Form 6-K provided by Deutsche Telekom on May 2, 2002.

Note 12

The pro forma adjustments related to financing income (expense) were as follows:

(a) The pro forma adjustment for BEN in the amount of EUR 6 million for the six months ended June 30, 2002 includes EUR 83 million representing additional interest expense that would have been incurred in connection with Deutsche Telekom obtaining financing to fund the EUR 1.7 billion cash portion of the Deutsche Telekom/BEN acquisition consideration and the repayment of EUR 254 million in loans due to the selling shareholders, offset by EUR 77 million representing the elimination of the equity in loss of BEN included in Deutsche Telekom historical financial statements. Interest expense was calculated using Deutsche Telekom's average effective interest rate on fixed rate bonds and debentures of 8.41% for the six months ended June 30, 2002.

(b) The pro forma adjustment for BEN in the amount of EUR 30 million for the year ended December 31, 2001, includes EUR 135 million representing additional interest expense that would have been incurred in connection with Deutsche Telekom obtaining financing to fund the EUR 1.7 billion cash portion of the Deutsche Telekom/BEN acquisition consideration and the repayment of EUR 254 million in loans due to the selling shareholders, offset by EUR 165 million representing the elimination of the equity in loss of BEN included in Deutsche Telekom's historical financial statements. Interest expense was calculated using Deutsche Telekom's average effective interest rate on fixed rate bonds and debentures of 6.81% for the year ended December 31, 2001.

(c) Deutsche Telekom obtained financing to fund its EUR 4.9 billion cash portion of the Deutsche Telekom/VoiceStream merger consideration. The pro forma adjustment of EUR 168.7 million for VoiceStream for the five months ended May 31, 2001 represents additional interest expense that would have been incurred had the merger occurred at the beginning of the period. Interest expense was calculated using Deutsche Telekom's average effective interest rate on fixed rate bonds and debentures of 7.44% for the five months ended May 31, 2001.

(d) As a result of the fair market value adjustments related to debt, a premium of EUR 703.1 million was recorded on the outstanding debt balances. The pro forma adjustment represents the amortization of this premium resulting in a reduction in interest expense of EUR 15.1 million for the five months ended May 31, 2001.

Note 13

This adjustment represents the income tax benefit resulting from the additional interest expense to be recognized by Deutsche Telekom for the six months ended June 30, 2002 and the year ended December 31, 2001 as described in Note 12.

Note 14

The following summarizes the principal adjustments to reconcile unaudited pro forma shareholders' equity under German GAAP to the amounts that would have been reported had U.S. GAAP been applied:

	June 30, 2002					
	Deutsche Telekom (a)	As Reported BEN Adjusted for German GAAP		BEN Acquisition Adjustments		Pro forma Deutsche Telekom and BEN
Shareholders' equity under German GAAP	55,200	475		(475)	(f)	55,200
Valuation adjustments of fixed assets	3,719	—		—		3,719
Mobile communications licenses	4,405	46	(b)	—		4,451
Internally developed software	448	—		—		448
Effects of dilution gains	1,345	—		—		1,345
Goodwill and assets differences	3,130	(7)	(c)	—		3,123
Capitalization of interest costs, net of related amortization	—	34	(d)	—		34
Technical equipment leases	—	(3)	(e)	—		(3)
Write-down of tradenames	797	—		—		797
Unrealized gains on marketable securities	514	—		—		514
Derivatives and related foreign exchange differences	402	—		—		402
Accruals for personnel restructuring	22	—		—		22
Financing of fixed assets	(63)	—		—		(63)
Deferral of gains on divestitures	(21)	—		—		(21)
Deferred income	(1,112)	—		—		(1,112)
Asset-backed securitization	80	—		—		80
Investments in equity investees	(111)	—		(23)	(b)	(134)
Other differences	(136)	—		—		(136)
Income taxes	(2,190)	—		—		(2,190)
Minority interest	(3,330)	—		—		(3,330)
Shareholders' equity in accordance with U.S. GAAP	63,099	545		(498)		63,146

(a) Deutsche Telekom's German GAAP to U.S. GAAP reconciling items are derived from Note 18 of the Deutsche Telekom's unaudited condensed consolidated financial statements for the six months ended June 30, 2002.

(b) Under German GAAP, license amortization commences on the date the license is acquired. Under U.S. GAAP, amortization of these licenses would commence upon the license being placed into service. The EUR 46 million adjustment reverses the amortization expense recognized under German GAAP during the non-operational period of the license, while the EUR 23 million adjustment represents the elimination of the originally recorded 50 percent less 1 share of the adjustment to eliminate the amortization expense recognized under German GAAP.

(c) The EUR 7 million adjustment relates mainly to penalties received from a vendor by BEN during 1998 and 1999 as the vendor failed to meet certain contractual requirements with respect to the roll out of the network. These payments relate to refunds on amounts paid for network assets purchased. Under German GAAP these amounts were recorded as income. Under U.S. GAAP these payments are recorded as a deduction from the cost of the network assets resulting in a reduction of net income and the carrying value of network assets, and a reduction in depreciation expense related to these assets.

(d) Under German GAAP, interest accumulated from borrowings related to the acquisition of UMTS licenses was not capitalized. Under U.S. GAAP, interest accumulated on borrowings related to the acquisition of UMTS licenses was capitalised and was amortized from the time the respective assets were placed in operation over an estimated useful life of 15 years.

(e) During 1999, BEN entered into a sales lease back transaction relating to certain technical equipment. Under German GAAP, the net cash received was recognized as other operating revenues. Under US GAAP, the gross cash received and payment of liabilities are recognized on the balance sheet and the net cash gain on the transaction is recognized as other income over the lease term.

(f) See Notes 3 through 9.

Note 15

The following summarizes the principal adjustments to reconcile unaudited pro forma net loss under German GAAP to the amounts that would have been reported had U.S. GAAP been applied for the six month period ended June 30, 2002:

	For the Six Months ended June 30, 2002					
	Deutsche Telekom (a)	As Reported BEN Adjusted for German GAAP		BEN Acquisition Adjustments		Pro forma Deutsche Telekom and BEN
Unaudited pro forma net loss under German GAAP	(3,891)	(100)		(62)		(4,053)
Valuation adjustments of fixed assets	498	—		—		498
Mobile communications licenses	1,553	20	(b)	(6)	(c)	1,567
Internally developed software	13	—		—		13
Goodwill and asset differences	1,321	—		116	(d)	1,437
Write-down of tradenames	(524)	—		—		(524)
Derivatives and related foreign exchange differences	146	—		—		146
Capital raising and financing costs	(21)	—		—		(21)
Deferral of gains on divestitures	300	—		—		300
Deferred income	(25)	—		—		(25)
Asset-backed securitization	151	—		—		151
Investment in equity investees	24	—		—		24
Other differences	20	3	(c)	—		23
Income taxes	(4,624)	—		—		(4,624)
Unaudited pro forma net income (loss) in accordance with U.S. GAAP	(5,059)	(77)		48		(5,088)

(a) Deutsche Telekom's German GAAP to U.S. GAAP reconciling items are derived from Note 18 of the Deutsche Telekom's unaudited condensed consolidated financial statements for the six months ended June 30, 2002.

(b) Under German GAAP, the acquisition costs of licenses are amortized from the time of acquisition over the expected period of usage, and the related interest on borrowings made to finance the acquisition of the licenses is recognized immediately as expense. Under U.S. GAAP, amortization of these licenses would commence upon the asset being placed into service, and the related interest on borrowings made to finance the acquisition of the licenses is capitalized and expensed over the same period. These adjustments reverse the amortization expense recognized under German GAAP during the non-operational period of the license and capitalize interest that was expensed for German GAAP purposes.

(c) The application of German GAAP resulted in other differences from U.S. GAAP related to lease transactions and transactions with vendors for BEN.

(d) The acquisition adjustments under German GAAP included an adjustment to record additional amortization expense on goodwill resulting from the estimated purchase price allocation (See Note 11). Furthermore, Deutsche Telekom's historical results of operations under German GAAP for the six months ended June 30, 2002 include amortization expense on goodwill resulting from the acquisition of 50 percent less one share of BEN in March 2002. Under U.S. GAAP the amortization expense on goodwill recorded for German GAAP purposes is reversed, to give effect to the implementation of SFAS 142 effective January 1, 2002.

Note 16

The following summarizes the principal adjustments to reconcile net loss under German GAAP to the amounts that would have been reported had U.S. GAAP been applied for the year ended December 31, 2001:

	Deutsche Telekom (a)	VoiceStream January 1, 2001 through May 31, 2001	VoiceStream Merger Adjustments	Pro forma Deutsche Telekom and VoiceStream	As Reported BEN Adjusted for German GAAP	BEN Acquisition Adjustments	Pro forma Deutsche Telekom, VoiceStream, and BEN
Unaudited pro forma net loss under German GAAP	(3,454)	(1,313)	(786)	(5,553)	(223)	(89)	(5,865)
Deferred financing	—	(11) (b)	—	(11)	—	—	(11)
Valuation adjustments of fixed Assets	443	—	—	443	—	—	443
Mobile communications Licenses	2,098	55 (c)	89 (c)	2,242	35 (c)	(12) (c)	2,265
Internally developed software	166	7 (d)	—	173	—	—	173
Effects of dilution gains	(396)	—	—	(396)	—	—	(396)
Goodwill and asset differences	(285)	—	14 (f)	(271)	—	—	(271)
Write-down of tradenames	1,040	—	—	1,040	—	—	1,040
Value-added tax	(27)	—	—	(27)	—	—	(27)
Derivatives and related foreign exchange differences	(31)	—	—	(31)	—	—	(31)
Accruals for personnel restructuring	10	—	—	10	—	—	10
Financing of fixed assets	(42)	—	—	(42)	—	—	(42)
Deferral of gains on Divestitures	27	—	—	27	—	—	27
Deferred income	(168)	—	—	(168)	—	—	(168)
Asset-backed securitization	(71)	—	—	(71)	—	—	(71)
Investment in equity investees	(182)	—	—	(182)	—	—	(182)
Effects of full consolidation of Debis, net of tax	(294)	—	—	(294)	—	—	(294)
Other differences	253	(9) (e)	(7) (g)	237	3 (i)	—	240
Income taxes	1,066	—	539 (h)	1,605	—	—	1,605
Unaudited pro forma income (loss) in accordance with U.S. GAAP prior to cumulative effect of prior years from implementation of SFAS 133	153	(1,271)	(151)	(1,269)	(185)	(101)	(1,555)

(a) Deutsche Telekom's German GAAP to U.S. GAAP reconciling items are derived from Note 38 of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001.

(b) Under German GAAP, financing costs are expensed as incurred. This adjustment is to amortize previously deferred financing costs over the term of the loan for U.S. GAAP purposes.

(c) Under German GAAP, the acquisition costs of licenses are amortized from the time of the acquisition over the expected period of usage, and the related interest on borrowings made to finance the acquisition of the licenses is recognized immediately as expense. Under U.S. GAAP, amortization of these licenses would commence upon the asset being placed into service, and the related interest on borrowings made to finance the acquisition of the licenses is capitalized and expensed over the same period. This adjustment reverses the amortization expense recognized under German GAAP during the non-operational period of the license and capitalizes interest that was expensed for German GAAP purposes.

(d) Under German GAAP, internal software development costs are not capitalized. This adjustment capitalizes and amortizes costs capitalizable for U.S. GAAP purposes.

(e) Included in other differences are the following items:

(i) Under U.S. GAAP, certain derivative adjustments are recorded in other comprehensive income. Under German GAAP, derivative adjustments are recorded against net income.

(ii) For U.S. GAAP, costs such as leases are capitalized on cell sites not yet placed in service. For German GAAP, these costs are expensed.

(f) The application of German GAAP results in differences from U.S. GAAP related to certain aspects of the accounting for the purchase of VoiceStream, which resulted in a higher goodwill balance for German GAAP than for U.S. GAAP. This adjustment reverses the additional amortization expense recognized under German GAAP.

(g) Deferred compensation expense was recorded for U.S. GAAP in connection with the Deutsche Telekom/VoiceStream merger related to the intrinsic value of the unvested stock options for which future service is required. Under U.S. GAAP this balance is expensed over the remaining future vesting periods of the VoiceStream grants estimated to be an average of three years. This adjustment records the additional deferred compensation expense recognized under U.S. GAAP.

(h) For German GAAP, the income tax benefit is not recorded until the company becomes taxable. Under U.S. GAAP, an income tax benefit is recorded related to net operating loss carryforwards. No valuation allowance has been recorded as the VoiceStream deferred tax liabilities recorded are anticipated to offset the deferred tax assets. See the discussion of the effect of the application of SFAS 142 on our financial statements in Note 41(f) of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001 (regarding the recording of a valuation allowance with respect to VoiceStream deferred tax assets at January 1, 2002). See also the Current Report on Form 6-K provided by Deutsche Telekom on May 2, 2002.

(i) The application of German GAAP resulted in other differences from U.S. GAAP related to lease transactions and transactions with vendors for BEN.

Note 17

The U.S. GAAP loss per share calculations are calculated before implementation of SFAS 133 for the year ended December 31, 2001. The following summarizes the pro forma loss per share calculation under German GAAP and U.S. GAAP for the six months ended June 30, 2002 and the year ended December 31, 2001:

	June 30, 2002	December 31, 2001
German GAAP:		
Pro forma net loss	(4,053)	(5,865)
Weighted average Deutsche Telekom ordinary shares outstanding	4,195	3,715
Weighted average impact of shares issued in VoiceStream merger	—	411
Pro forma weighted average shares outstanding	4,195	4,126
Pro forma loss per share	(0.97)	(1.42)
U.S. GAAP — Basic and dilutive:		
Pro forma loss before implementation of SFAS 133	(5,088)	(1,555)
Weighted average Deutsche Telekom ordinary shares outstanding	4,157	3,676
Weighted average impact of shares issued in VoiceStream merger	—	411
Pro forma weighted average shares outstanding	4,157	4,087
Basic and dilutive pro forma loss per share	(1.22)	(0.38)

Note 18

The table below presents the adjustments to convert the BEN Dutch GAAP unaudited condensed consolidated balance sheet at June 30, 2002 derived from the unaudited BEN consolidated financial statements filed on this Current Report on Form 6-K to Deutsche Telekom's accounting policies under German GAAP.

	June 30, 2002			
	Historical BEN Note 20	German GAAP Adjustments		BEN As Reported Adjusted for German GAAP
ASSETS				
Non-Current Assets				
Intangible assets	546	(46)	(a)	500
Property, plant and equipment	467	—		467
	1,013	(46)		967
Current Assets				
Inventories	18	—		18
Receivables	86	—		86
Liquid assets	38	—		38
	142	—		142
Prepaid Expenses, Deferred Charges and Deferred Taxation	8	—		8
	1,163	(46)		1,117
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' Equity				
Capital shares	91	—		91
Additional paid-in capital	1,139	—		1,139
Retained deficit	(621)	(34)	(a)	(655)
Net loss	(88)	(12)	(a)	(100)
	521	(46)		475
Accruals				
Other accruals	77	—		77
	77	—		77
Liabilities				
Other liabilities	541	—		541
	541	—		541
Deferred Income	24	—		24
	1,163	(46)		1,117

(a) Under German GAAP, licenses amortization commences on the date the licenses are acquired. Under Dutch GAAP, amortization of these licenses would commence upon the licenses being placed into service. This adjustment records the amortization expense recognized under German GAAP not previously recognized under Dutch GAAP during the non-operational period of the licenses.

Note 19

The table below presents the adjustments to convert BEN's historical Dutch GAAP unaudited consolidated statement of operations for the six months ended June 30, 2002 to Deutsche Telekom's accounting policies under German GAAP. The BEN unaudited consolidated financial statements for the six months ended June 30, 2002 are derived from the unaudited BEN consolidated financial statements provided with this Deutsche Telekom Current Report on Form 6-K.

	For the Six Months ended June 30, 2002			
	Historical BEN Note 22	German GAAP Adjustments		BEN As Reported Adjusted for German GAAP
Net revenue	238	—		238
Total operating performance	238	—		238
Goods and services purchased	(112)	—		(112)
Personnel costs	(28)	—		(28)
Depreciation and amortization	(56)	(12)	(a)	(68)
Other operating expenses	(121)	—		(121)
Financial expenses, net	(9)	—		(9)
Results from ordinary business Activities	(88)	(12)		(100)
Taxes	—	—		—
Net loss	(88)	(12)		(100)

(a) Under German GAAP, licenses amortization commences on the date the licenses are acquired. Under Dutch GAAP, amortization of these licenses would commence upon the licenses being placed into service. This adjustment records the amortization expense recognized under German GAAP not previously recognized under Dutch GAAP during the non-operational period of the licenses.

Note 20

The table below presents the adjustments to convert BEN's historical Dutch GAAP consolidated statement of operations for the year ended December 31, 2001 to Deutsche Telekom's accounting policies under German GAAP. The BEN consolidated financial statements for the year ended December 31, 2001 are derived from the audited BEN consolidated financial statements provided in a Deutsche Telekom Current Report on Form 6-K dated May 23, 2002.

	For the Year ended December 31, 2001			
	Historical BEN Note 22	German GAAP Adjustments		BEN As Reported Adjusted for German GAAP
Net revenue	448	—		448
Total operating performance	448	—		448
Goods and services purchased	(521)	—		(521)
Personnel costs	(41)	—		(41)
Depreciation and amortization	(75)	(24)	(a)	(99)
Financial expenses, net	(10)	—		(10)
Results from ordinary business Activities	(199)	(24)		(223)
Taxes	—	—		—
Net loss	(199)	(24)		(223)

(a) Under German GAAP, license amortization commences on the date the license is acquired. Under Dutch GAAP, amortization of these licenses would commence upon the asset being placed into service. This adjustment records the amortization expense recognized under German GAAP during the non-operational period of the license.

Note 21

The table below presents the adjustments to convert the historical VoiceStream U.S. GAAP and U.S. dollars consolidated statements of operations for the five month period ended May 31, 2001 to Deutsche Telekom's accounting policies under German GAAP and euros. The VoiceStream consolidated financial statements for the five months ended May 31, 2001 are derived from the audited VoiceStream consolidated financial statements provided in a Deutsche Telekom Current Report on Form 6-K dated April 22, 2002.

	For the Five Months ended May 31, 2001				
	VoiceStream US $ Note 22	German GAAP Adjustments US $ Note 23		VoiceStream Pre-Acquisition US $	VoiceStream Pre-Acquisition EUR Note 24
Net revenue	1,250	—		1,250	1,377
Other owned capitalized costs	72	(6)	(a)	63	70
		(3)	(b)		
Total operating performance	1,322	(9)		1,313	1,447
Other operating income	8	—		8	9
Goods and services purchased	(456)	—		(456)	(502)
Personnel costs	(284)	—		(284)	(313)
Depreciation and amortization	(559)	(34)	(c)	(588)	(648)
		5	(d)		
Other operating expenses	(906)	—		(906)	(998)
Financial expenses, net	(258)	5	(d)	(258)	(285)
		(17)	(e)		
		12	(f)		
Results from ordinary business activities	(1,133)	(38)		(1,171)	(1,290)
Taxes	(16)	—		(16)	(18)
Loss after taxes	(1,149)	(38)		(1,187)	(1,308)
Income applicable to minority shareholders	(5)	—		(5)	(5)
Net loss	(1,154)	(38)		(1,192)	(1,313)

Note 22

Reclassifications have been made to the VoiceStream and BEN historical financial information presented under U.S. GAAP and Dutch GAAP, respectively, to conform to Deutsche Telekom's presentation under German GAAP.

Note 23

Accounting principles generally accepted in Germany differ in certain material respects from those generally accepted in the U.S. The differences which are material to restating the historical consolidated or combined statement of operations of VoiceStream are disclosed in Note 21.

(a) Under German GAAP, internal software development costs are not capitalized. This adjustment reverses the costs capitalized and related amortization costs for U.S. GAAP purposes.

(b) For U.S. GAAP, costs such as leases are capitalized on cell sites not yet placed in service. For German GAAP, these costs are expensed.

(c) Under German GAAP, license amortization commences on the date the license is acquired. Under U.S. GAAP, amortization of these licenses would commence upon the asset being placed into service. This adjustment records the amortization expense recognized under German GAAP during the non-operational period of the license.

(d) Under German GAAP, financing costs are expensed as incurred. This adjustment reverses the amortization of financing costs previously expensed for German GAAP, which are expensed in the current period for U.S. GAAP purposes.

(e) Under German GAAP, interest is not capitalized related to the build out of licenses which are not yet placed in service. Under U.S. GAAP, interest costs are capitalized as part of the asset being constructed.

(f) Under U.S. GAAP, certain derivative adjustments are recorded in other comprehensive income. For German GAAP, derivative adjustments are recorded against income. This adjustment records the adjustments to income for German GAAP purposes.

Note 24

VoiceStream presents its financial statements in U.S. dollars. Deutsche Telekom presents its financial statements in euros. The results as restated under German GAAP have been translated into euros at the following average rates:

	$		EUR
5 months to May 31, 2001	1.00	to	1.10207

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2002

DEUTSCHE TELEKOM AG

By: [signature]

Name: Rolf Ewenz-Sandten

Title: Vice President